UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- Form C: Offering Statement
- Form C-U: Progress Update: _____
- **Form C/A: Amendment to Offering Statement: _____**
    - **Check box if Amendment is material and investors must reconfirm within five business days.**
- Form C-AR: Annual Report
- Form C-AR/A: Amendment to Annual Report
- Form C-TR: Termination of Reporting

Name of issuer: **World Tree USA, LLC**

Legal status of issuer:

      Form: **Limited liability company (LLC)**

      Jurisdiction of Incorporation/Organization: **Nevada**

      Date of Organization: **June 3, 2015**

Physical address of issuer: **2447 Pacific Coast Hwy, 2nd Floor, Hermosa Beach, CA 90254**

Website of issuer: **www.worldtree.eco**

Name of intermediary through which the offering will be conducted: **DealMaker Securities LLC**
CIK number of intermediary: **0001872856**
SEC file number of intermediary: **008-70756**
CRD number, if applicable, of intermediary: **315324**

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: **8.5% of the offering amount upon a successful fundraise, $25,000 in activation fees, and $10,500/month for account management, and marketing to an affiliate of the intermediary.**

Type of security offered: **Other, Series A Eco-Tree 2024 ACT Units**
Target number of securities to be offered: **4,284**
Price (or method for determining price): **$2.50, Determined based on the capital requirements for planting, care, and harvest of the Empress Splendor trees.**
Target offering amount: **$10,001**

Oversubscriptions accepted **Yes**

If yes, disclose how oversubscriptions will be allocated: Pro-rata basis / First-come, first-served basis /

Other X   -provide a description: **As determined by the Issuer**

Maximum offering amount (if different from target offering amount): **$1,522,500**

Deadline to reach the target offering amount: **February 14, 2025**

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: **0**

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,881,893	$1,695,068
Cash & Cash Equivalents:	$264,682	$4,088
Accounts Receivable:	$0	$16,362
Short-term Debt:	$199	$500
Long-term Debt:	$0	$0
Revenues/Sales:	$0	$0
Cost of Goods Sold:	$0	$0
Taxes Paid:	$0	$0
Net Income:	($1,374,380)	($3,732,261)

List each jurisdiction in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Crowdfunding Offering Statement

THE COMPANY

1. Name of issuer: **World Tree USA, LLC**

ELIGIBILITY

2. The Issuer:
   - Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Is not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to fil e such reports).
   - Is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. The Issuer has not failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

THE OFFERING

Securities Being Offered: Series A Eco-Tree 2024 ACT Units
Maximum Offering Amount: $1,522,500 [1]
Offering Price of $2.50 Per Unit [2]:

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). An affiliate of the Intermediary has also been engaged to provide marketing services associated with the Offering. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities, while its affiliate will receive monthly service fees. The purchasers of the securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. The Target Amount was reached and exceeded on September 25, 2024. There have also already been more than one closing with the Company accepting investors in this Offering. For any unaccepted investors, you may cancel an investment commitment until up to 48 hours prior to February 14, 2025 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary; however once you are accepted by the Company you cannot cancel your investment. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Units at any time for any reason.

The Offering is being amended to reflect a revised amount of Units to be issued and change the price per Unit. The Company has already accepted Unit sales of 82,735 as of October 14, 2024 at the prior price of $2.30 per Unit with the applicable bonus shares for any of those investments.

Investors will be required to pay an Investor Processing Fee of 1.5% not to exceed $500 per investment to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee. For the entire offering, it is not expected that the Investor Processing Fee will exceed $22,500.

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[1] The Company is amending the offering to now raise up to 600,000 Series A Eco-Tree 2024 ACT Units, or "Units", for maximum proceeds of $1,500,000. Certain investors in this offering may be eligible to be issued additional Units ("Bonus Units") based upon such investor's investment level and/or the timing of such investor's subscription for Units. In such a case, the Company will issue more than 600,000 Units, as recipients of Bonus Units will purchase Units at an effective cash price lower than the applicable price per Unit. See the "Ownership And Capital Structure – Perks" section of this Offering Memorandum for further details on how investors can qualify for Bonus Units.
[2] The Offering Price per Unit in this offering will change depending on the date the Units are purchased.

DIRECTORS OF THE COMPANY

For each **DIRECTOR** of World Tree USA, LLC

4. Provide the following information about each **DIRECTOR** (and any persons occupying a similar status or performing a similar function) of the Issuer:

Director	Principal Occupation	Main Employer	Year Joined As Director
Douglas Willmore	CEO, Co-Chairman	World Tree	2019
Wendy Burton	Founder, Co-Chairman	World Tree	2015
Catherine Key	President, CBDO	World Tree	2016
Allan English	Former Founder/CEO	Silver Chef	2021
Filippo Bozotti	Co-Founder	Tribewanted Ltd.	2021
Todd Fein	CEO	Green Diamond	2021
Chris Wedding	Executive in Residence	Duke University	2021

For three years of business experience, refer to bios of each Director below:

Douglas Willmore	Doug Willmore is the former Chief Executive Officer of Reference Pathology Services – a leading research pathology laboratory. Doug led the growth and turnaround of the firm from 21 employees and $1.2M in revenue upon joining the company to 120 employees and $22.2M in revenue upon the company's sale of $33.5M to Ameripath, Inc. four years later.
	Doug has had an accomplished career in both the public and private sectors. He recently completed five highly successful years as the City Manager of the City of Rancho Palos Verdes, CA. Prior to Rancho Palos Verdes, Doug was chosen to lead the turnaround at the City of Bell, CA after the disastrous administrative scandal that left the city on the verge of bankruptcy. After almost three years at the helm, the City of Bell had fully recovered financially – going from a $200K general fund balance to a $22.5M fund balance.
	Prior to that, Doug was the Chief Administrative Officer of Salt Lake County, UT for 6 years. He managed more than 4000 employees and an annual budget of more than $800M. He also led the County during the financial downturn of 2008 and produced one of the most amazing public finance success stories of the great recession in the US according to Standard and Poor's.
	He also worked for USAID in Central America for three years earlier in his career and has also been a sought-after consultant in breakthrough performance to Fortune 100 companies. Doug has a BS in Public

	Administration from George Mason University and a Master's Degree in Public Administration from the University of Utah.
Wendy Burton	Wendy Burton has over 24 years of experience with the Paulownia (Empress Splendor) tree, appearing on shows such as Oprah, Family & Home, and the American Environmental Review. She has been the motivating force behind World Tree's mission to regenerate our forests, drawdown carbon, and create a timber investment that creates healthy market rate returns. Wendy created World Tree as a "for-profit, for-good" company and advocates for the business philosophy that investors can earn while positively impacting the world.
Catherine Key	Dr. Cathy Key has been working with the Empress Splendor tree (Paulownia) since 2015. She oversees the Company's operations in 5 countries, including the tissue labs, nurseries and farmers. She has been instrumental in the roll out of cutting-edge audit processes, supply chain diversification and management of biological assets. Cathy also has been directly involved with 6 agroforestry investment offerings for World Tree. Cathy has presented World Tree to Canadian and US audiences on the stage of conferences including the Social Finance Forum and Sustainatopia, as well as investment groups in cities throughout North America. With a PhD in Anthropology, specializing in the economics of cooperation, Cathy brings a diverse skill set to the organization. Prior to World Tree, from 2001 to 2015, she successfully launched and managed a software company, working with organizations that include Telus, McGill University, Johnson and Johnson, University of Illinois and the University of British Columbia.
Allan English	Allan was the Founder and Non-Executive Chairman of Silver Chef Limited, which was listed on the Australian stock exchange and a proud B-Corp accredited company. Founded in 1986 Silver Chef's core business was equipment funding for small to medium sized businesses across a range of sectors operating in Australia, New Zealand and Canada and employing over 450 staff. In 2010 Allan created the English Family Foundation, with a donation of just over 50% of the family shares to ensure the largest shareholder of the public company was a non-profit, purpose driven to deliver positive social outcomes from the dividends received.

	In 2011 a big audacious goal was set to fund 1.5 million people out of poverty by 2020 through Microfinance programs with our implementing partner Opportunity International. With the profitable growth of the Business, significant staff efforts along with 8,000 customers who committed regular funding we were able to achieve the goal in June 2019. The Foundation is passionate about driving transformational change in our world, through supportive partnerships with social changemakers and the organization's behind them. Allan was a recipient of the Ernst and Young, 2006 Queensland Entrepreneur of the Year award. In 2012 he was awarded Philanthropist of the Year by Queensland Community Foundation and in 2014 he received the Australian Philanthropy Leader of the Year Award from Philanthropy Australia. Silver Chef was a regular member of the Top 50 great places to work in Australia. In 2017, Allan was included in the Australian Financial Reviews list of 21 True Leaders who are changing Australia for the better. Past board roles include The School of Social Entrepreneurs and Chairman of The Funding Network which was a startup nonprofit that has now raised $15m for social causes. Allan currently sits on the Australian Centre for Philanthropy and Nonprofit Studies Advisory Board as part of the Queensland University of Technology stable and a board director of an Impact investment Fund called ImpaQt Queensland. In January 2020, Allan was named a Member of the Order of Australia (Australia's version of being knighted). Allan and his wife live in Brisbane and have been married for more than 40 years. They enjoy travelling and visiting their three grown children – two of who live on different continents.
Filippo Bozotti	Born in Milan, Italy, with a degree from Boston University, Filippo is the co-founder of Tribewanted Ltd (tribewanted.com), developing sustainable communities for eco-tourism in Fiji (2007-2012), and Sierra Leone (2010-2015). Both projects were handed back to the local community after 5 years and Filippo founded Tribewanted Monestevole in Umbria, Italy (2013-present), retrofitting a 15th century borgo into a sustainable hamlet and farm. Monestevole welcomes dozens of school groups and retreats every year, offering a fully immersive sustainable experience. Prior to Tribewanted, Filippo worked as a documentary film producer in New York and was a founding partner of Shine On Sierra Leone, a non-profit operating in healthcare, education and microfinance in Sierra Leone. In Italy, Filippo is a partner in Italia che Cambia (Italiachecambia.org) a newspaper

	that focuses on positive news, which counts over 200,000 unique readers a month. As a youth Filippo lived in France and Switzerland before moving to Boston; he is fluent in Italian, English and French. His passions are sustainable living and social activism; his hobbies are horse riding, permaculture and traveling to off-the-beaten-path locations. He lives in Monestevole, Umbria, Italy with his wife and daughter.
Todd Fein	Born in Milan, Italy, with a degree from Boston University, Filippo is the co-founder of Tribewanted Ltd (tribewanted.com), developing sustainable communities for eco-tourism in Fiji (2007-2012), and Sierra Leone (2010-2015). Both projects were handed back to the local community after 5 years and Filippo founded Tribewanted Monestevole in Umbria, Italy (2013-present), retrofitting a 15th century borgo into a sustainable hamlet and farm. Monestevole welcomes dozens of school groups and retreats every year, offering a fully immersive sustainable experience. Prior to Tribewanted, Filippo worked as a documentary film producer in New York and was a founding partner of Shine On Sierra Leone, a non-profit operating in healthcare, education and microfinance in Sierra Leone. In Italy, Filippo is a partner in Italia che Cambia (Italiachecambia.org) a newspaper that focuses on positive news, which counts over 200,000 unique readers a month. As a youth Filippo lived in France and Switzerland before moving to Boston; he is fluent in Italian, English and French. His passions are sustainable living and social activism; his hobbies are horse riding, permaculture and traveling to off-the-beaten-path locations. He lives in Monestevole, Umbria, Italy with his wife and daughter.
Chris Wedding	Dr. Chris Wedding is a former private equity investor, professor, startup founder, investment banker, and executive coach, with over $1 billion of investment experience and 40,000 professional students taught. His focus is climate tech, renewable energy infrastructure, impact/ESG investing, corporate sustainability strategy, and green real estate. He is the Founder of Entrepreneurs for Impact, an executive coaching mastermind program for climate CEOs; the Managing Director of IronOak Energy Capital, an investment banking and advisory firm focused on energy and environmental solutions; an Executive in Residence at the Fuqua School of Business, an Associate Professor with the Nicholas School of the Environment, and a Gosnell Visiting Professor at the Department of Economics at Duke University; a Professor of the Practice with the University of North Carolina at Chapel Hill (UNC) Kenan-Flagler Business School; one of the earliest LEED Accredited Professionals with the US Green Building Council; a certified Mastermind Professional; and former Director and Senior Advisor at Cherokee Investment Partners, a private equity firm that raised over $2 billion in private equity funds and, separately, founded or invested in over 150 startups and venture funds. He brings a global perspective, with experience in 20+ countries, and language abilities in Spanish, Japanese, and Creole. He is a frequent speaker at energy and finance conferences. Dr. Wedding also writes about climate finance, conscious leadership, personal productivity, and social justice via

	his newsletter ZERO and his monthly CLIMATE CHANGE INVESTMENT BRIEF.
	He received a BS summa cum laude in Environmental Science from Western Kentucky University, where he was a national Goldwater Scholar in Math and Science. At UNC, he earned an MS and PhD focused on business and strategy in real estate and energy.
	He lives with his wife and three children in Chapel Hill, North Carolina.

OFFICERS OF THE COMPANY

For each **OFFICER** of World Tree USA, LLC

5. Provide the following information about each **officer** (and any persons occupying a similar status or performing a similar function) of the Issuer.

Officer	Positions Held	Year Joined
Douglas Willmore	CEO	2019
Nathan Donohoe	CFO	2024
Catherine Key	President, CBDO	2016, 2021
Drake Swezey	COO	2023

For three years of business experience, refer to bios of each Officer below:

Douglas Willmore	See above
Nathan Donohoe	Nathan has spent his career supporting start-ups in media, entertainment, manufacturing and design by building robust yet agile systems that scale. He holds a BBA with a focus in Accounting and a MS in Marketing from Texas A&M.
Catherine Key	See above.
Drake Swezey	Drake Swezey is a seasoned operations specialist dedicated to regenerative agroforestry and natural resource management. With a unique ability to merge the realms of farming and business, Drake utilizes his expertise and holistic problem-solving skills to create synergies in these often-distinct worlds. He believes that great relationships are the secret sauce in both business and personal life. As a team leader, he prioritizes fostering an inclusive and collaborative environment where individuals can thrive. Drake currently resides in Boulder County, CO alongside his wife Kelly. Driven by his connection to the natural world, his interests extend beyond

	his professional pursuits. He's an avid hiker, skier, gardener, and volleyball and softball player. Most often, however, Drake can be found enjoying the company of friends and family.
	Drake is committed to making a positive impact on the world.
	By championing regenerative agroforestry practices and advocating for sustainable natural resource management, he strives to leave a lasting legacy for future generations.

PRINCIPAL SECURITY HOLDERS

6. The following is a list, as of October 31, 2024, of the beneficial owners of 20% or more of the Issuer's outstanding voting equity securities calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
World Tree Technologies, Inc.	10,000 Class B Voting Units	100%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. A detailed description of the business of the Issuer and the anticipated business plan of the Issuer is as follows:

The Company

World Tree USA, LLC was formed as a limited liability company under the laws of the state of Nevada on June 3, 2015. The Company was originally formed with the name World Tree COP 2015, LLC. On September 19, 2016, the company amended its Articles of Organization to change its name to World Tree COP USA, LLC. On April 24, 2019, the Company amended its Articles of Organization to change its name to World Tree USA, LLC. The Company's address is 2447 Pacific Coast Hwy, 2nd Floor, Hermosa Beach, CA 90254.

The Eco-Tree Program

The Company's conducts its primary business through the Eco-Tree Program. The Eco-Tree Program leverages the fast growth rate of the Empress Splendor tree to maximize the economic and environmental benefits of agroforestry, while providing investors the opportunity to participate in an eco-friendly timber investment.

The Manager

Operations of the Company are directed by its Manager, World Tree Technologies, Inc., a Nevada corporation organized on January 16, 2002. The following is a diagram of the organizational structure:



Other World Tree Programs

The Eco-Tree Program was initially launched in 2015 in Canada, by a related entity, World Tree COP, Inc., which has planted approximately 1,325 acres of ES Trees on behalf of its investors.

While the Company, the Manager, and World Tree COP, Inc. share management, they remain independent entities. As of the date of this Form C, World Tree COP Inc. and the Company share farm locations relating to the 2016 offering and the 2018 offering in order to maximize diversification of farms, reduce risk for each company and minimize costs.

Business Objectives

The Company is committed to the following goals:

A. To promote the planting and Harvest of the Empress Splendor tree as a powerful way to impact the climate crisis, to regenerate the soil and to meet the world's growing demand for lumber.

B. To create robust returns for Unit Holders and Farmers.

C. To provide new opportunities to Farmers within the field of ES Tree agroforestry.

D. To restore Earth's natural ecology, creating a legacy for future generations in a way that is environmentally and economically sustainable.

E. To validate Empress-based forestry as more sustainable and more profitable than the current dominant models of commercial forestry.

Distribution of Profits

With the proceeds of this Offering, the Company will acquire Startlings to be planted and cultivated by Farmers throughout North and Latin America. The Startlings mature into ES Trees and are ready for Harvest and sale in approximately eight to twelve years. Harvest, sale, and distributions relating to the ES Trees may happen over a number of seasons, depending upon the maturity of the ES Trees and a number of other factors.

Any Gross Profits from the Harvest and sale of the ES Trees will be distributed 50% to the Farmers and 50% to the Company. The Company will then distribute the Company's share of the Gross Profits, the Net Profits, 40% to the Manager and 60% pro-rata to Unit Holders. Following the final distribution resulting from the Harvest and sale of the ES Trees, the Units will be retired, and Unit Holders will have no further rights to profits and losses of the Company. Unit Holders do not receive any share of Net Profits from the sale of lumber for future harvests, if any.

The diagram below illustrates the distributions of profits.


Revenue from the Harvest and sale of the ES Trees
minus Harvest Costs, if any
(Gross Profits)
50% to Farmers
50% to Company
(Net Profits)
60% pro-rata
to Unit
Holders
40% to
Manager

THE EMPRESS SPLENDOR TREE

Meeting the demand for sustainable lumber

The world's growing appetite for wood and paper products is outstripping the supply of trees. The World Bank forecasts that global demand for lumber will quadruple by 2050, yet the supply of wood is decreasing.

Our natural forests are being cut down at a completely unsustainable rate. This includes irreplaceable native temperate, tropical and boreal forests, the "lungs of the planet" and the earth's largest terrestrial carbon sinks.

A third of the world's tree species, including popular hardwoods such as red cedar, are threatened with extinction. (Source: State of the World's Trees, Sept 2021)

The Company is meeting the surge in demand for sustainably sourced hardwood lumber through the development of tree farms based on the Empress Splendor tree.

The Empress Splendor

The Empress Splendor (botanical name *Paulownia fortunei* and *Paulownia elongata*) is an extremely high growth rate hardwood tree. The growth rate is fueled by highly efficient form of photosynthesis.

Ostrom Climate, a leading provider of carbon management solutions, has confirmed that World Tree's Empress Splendor tree is one of the fastest-growing trees on the planet. While most trees take 20-50 years to reach harvest age, the Empress tree matures in just 8-12 years.

A study commissioned by the United States Department of Agriculture Forest Service reports:

"Rapid growth, favorable wood properties and silvical characteristics of some species make Paulownia desirable for many commercial forest products including timber."[3] -

They continue to say*:*

"Because Paulownia can grow rapidly to commercial size and growth is substantially enhanced by management activities such as coppicing and fertilization, irrigation, agrocropping, and pruning, its cultivation is particularly well suited for short-rotation silviculture (less than 20 years) by small landowners willing to invest in cultural treatments"

Characteristics of the ES Tree include:

- Fast growing time: can grow 10-20 feet in first year and 5-10 feet per year thereafter (depending on growing conditions)[4]
- Timber varieties reach a height of 50-70 feet
- Non-invasive deep tri-tap root system[5]
- Natural built-in fire retardant [6]

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[3] https://link.springer.com/article/10.1007/s11676-019-01021-9
[4] http://www.permaship.org/Home/permaculture-concepts/paulownia-overview; or)
[5] https://www.tfljournal.org/article.php?story=20080418100402327
[6] https://www.researchgate.net/publication/36431424_Flame_retardancy_of_paulownia_wood_and_its_mechanism

- Ready for harvest within 8-12 years (depending on climate*)*[7]
- Regenerates up to 7 times from a single root system*[8]

Paulownia Origins

Paulownia is native to China and is considered an introduced species in North America[9]. However, the oldest fossils of *Paulownia* leaves have been found in Washington state, U.S.[10.] Dated at around 40,000 years before present, the leaves were positively identified by Dr. Charles J. Smily as *Paulownia*. He asserts that the tree became extinct in North America due to glaciation in the later ice ages. The tree was re-introduced to North America around 200 years ago.

Paulownia and Non-Invasiveness

There are many varieties of *Paulownia*. The Company grows *Paulownia fortunei* and *Paulownia elongata* varieties that are considered non-invasive species. The American Paulownia Association disputes the inclusion of any variety of *Paulownia* on the invasive species list[11]. The seeds from these species "rarely, if ever, germinate" in wildlands and "when they do germinate, they rarely survive more than a year".[12]

The management of the Company's Farms further reduces risks associated with invasiveness. The Manager engages in an intensive silviculture management regime in partnership with its Farmers and to date Farmers have not experienced any signs of invasiveness. The trees produce a shady canopy which is not conducive to seedling growth. Mid-successional vegetation (grass, weeds, brush, etc.) in and around the farms creates unsuitable conditions for natural propagation of new ES Trees, as clearly identified in scientific literature.[13]

Carbon Sequestration

The Rainforest Alliance, an international non-profit organization focused on responsible agroforestry, has chosen *Paulownia* as an ecologically sound tree for the purposes of reforestation and carbon sequestration[14].

Empress Splendor trees are highly effective at absorbing carbon, drawing down around 10 times as much carbon as a pine tree. Ostrom Climate concluded World Tree's Empress Splendor trees can absorb between 15-30 tons of carbon per acre, and potentially as much as 90 tons per acre.

Carbon emissions are widely recognized as one of the most significant factors in global warming. Planting trees on degraded farmland and intercropping with other plants helps to mitigate global warming through

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[7] https://energia.bio/wordpress/wp-content/uploads/2019/10/PaulowniaBooklet.pdf

[8] https://paulowniamp.files.wordpress.com/2010/05/paulownia-in-china.pdf

[9] https://www.invasivespeciesinfo.gov/terrestrial/plants/princess-tree

[10] Smiley, Charles J. (February 1961). "A Record of Paulownia in the Tertiary of North America". American Journal of Botany. 48 (2): 175–179. doi:10.2307/2439100. JSTOR 2439100

[11] http://worldtree.eco/files/Paulownia_noninvasive_APA.pdf

[12] Hyatt, Laura A. 1999. Differences between seed bank composition and field recruitment in a temperate zone deciduous forest. The American Midland Naturalist. 142(1): 31-38. [72109]

[13] Remaley, Tom, 2005

[14] http://worldtree.eco/files/rainforest_alliance_.pdf

carbon drawdown and provides other environmental benefits[15]. The Empress Splendor uses a very efficient form of photosynthesis which makes it a particularly powerful conduit for carbon drawdown.

The USDA, National Agroforestry Sector is also a supporter of agroforestry: *"Agroforestry is an appealing option for sequestering carbon on agricultural lands because it can sequester significant amounts of carbon while leaving the bulk of the land in agricultural production. Simultaneously, it can help landowners and society address many other issues facing these lands, such as economic diversification, biodiversity, and water quality."[16]*

Paul Hawken, editor of New York Times bestseller*, Drawdown: The Most Comprehensive Plan Ever Proposed to Reverse Global Warming,* makes the case even clearer: *"As of 2014, 709 million acres of land were used for afforestation. Establishing timber plantations on an additional 204 million acres of marginal lands can sequester 18.1 gigatons of carbon dioxide by 2050. The use of marginal lands for afforestation also indirectly avoids deforestation that otherwise would be done in the conventional system. At a cost of $29 billion to implement, this additional area of timber plantations could produce a net profit for landowners of over $392 billion by 2050."*

More information about the wide-ranging environmental and social benefits of the Empress Splendor is available in World Tree's 2021 Impact Report.

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[15] https://www.drawdown.org/solutions/table-of-solutions

[16] https://www.srs.fs.usda.gov/pubs/ja/ja_schoeneberger002.pdf

EMPRESS SPLENDOR LUMBER

Known as the 'aluminum of lumber', the Empress Splendor produces wood with the highest strength-to-weight ratio of any tree. The demand in Asia, combined with the largely unexplored North American market, represent a significant timber marketing opportunity, especially considering recent consumer shifts to sustainable products.

Empress Splendor lumber is characterized as being a blonde, lightweight, straight-grained timber which has low shrinkage, air dries quickly, and does not easily warp, crack or deform.[17]

Lumber properties include:

- Lightest commercial wood grown in the United States

- Almost 1/3 the weight of oak and half the weight of pine

- Very high strength to weight ratio

- Easily peeled for veneer in 1/16 - 1/32-inch thickness

- Easily worked and resists cracking and splitting

- Perfect for close-tolerance cabinetry, fine furniture and joinery

- Accepts all normal finishing materials and bonds well with glue

- Air-dries in as little as 30 days and kiln dries in as little as a few days

- Remains stable during changes in humidity

- Experiences less shrinkage and expansion than most other woods

- Highly durable and resists decay under non-ground contact conditions

- A very good insulator with twice the R-value as pine or oak; perfect for log homes

- Insect and fire resistant

- Ignition temperature of approximately 420 degrees Celsius (other hardwoods ignite at approximately 220-225 degrees Celsius)

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[17] https://www.wood-database.com/paulownia/ andhttps://www.wood-database.com/wood-articles/ten-best-woods-youve-never-heard/

Lumber: **Technical Specifications**

<u>Density:</u>
Density @10% moisture content: 14.37 – 18.75 lbs./cuft
Density @ oven dried: 17.11 lbs./cu ft

<u>Chemical Composition:</u>
Alpha-Cellulose content: 40.72%; 38.50%-41.46%
Pentosan: 24.78%; 20.56%-25.35%
Lignin content: 20.87%; 21.24%-24.28%
Leaves: ursolic acid, $C_{30}H_{48}0_{3}$; matteucinol, $C_{18}H1_{8}0_{5}$ Xylem: Paulownium, $C_{20}H_{18}O_{7}$@$CH_{3}OH$; d-Sesamin
Bark: syringin, $C_{17}H_{24}O_{9}$@$H_{2}O$; Catapinoside

<u>Bending & Compression Properties:</u>
Modulus of rupture (mor): 5420-5740 psi
Modulus of elasticity (moe) x 10 to 6th: 0.735-0.758 psi Compression parallel to grain: 2800-3560 psi
Compression perpendicular to grain: 300-440 psi
Shear parallel to grain: 800-1150 psi
BTU (British thermal unit)
7600-8400 per pound

<u>Hardness:</u>
Janka Hardness Scale: 260-300
Shrinkage Coefficient (%)
Specific gravity: 0.251 - 0.274 (23 to 30% of the density of water) Specific gravity @ 10% MC: 0.265
Radial: 1.1 - 2.7
Tangential: 2.1 – 4.9
Green to Oven Dry: 5.9

<u>Moisture Absorption:</u>
(92% Relative Humidity @ 20 degrees C)
1-day; 2-day; maximum
12%; 15%; 19%

ES TREES AND FARMERS

Propagation

Empress Splendor trees belong to the genus *Paulownia*. There are nine or more species of *Paulownia*, each with varying characteristics: seeds, flower size and color, leaf shape and most importantly trunk growth and branching patterns.

Not all Paulownia are suitable for lumber production and even within a species there can be huge variations in genetic quality. The following factors are critical for proper plant selection:

- Optimizing for trunk volume and high growth
- Minimal forking and branching
- Matching genotype with the climate and soil profile
- Plant resiliency and use of multiple varieties
- Non-invasiveness

The Manager has its own exclusive collection of ES Startling genotypes used in the Eco-Tree Program. These genotypes have been researched for their performance over time in various locations, and have been selected for timber quality, growth speed, and favorable carbon sequestration as compared with other trees.

Empress seeds require near perfect conditions, both abiotic and biotic, to germinate and survive. For this reason, World Tree does not grow Empress Splendor startlings (i.e. seedlings) from seed. Plants are propagated in a sterile, laboratory environment under strict management protocols to ensure optimal growing conditions.

The Manager acquired and continues to acquire the exclusive propagation rights to premium timber genotypes. The Manager currently has a collection of over 20 cultivars, providing considerable quality, genetic diversity and the ability to plant in a variety of climate zones.

The Manager is propagating these varieties through laboratory and nursery facilities in multiple locations. The Company utilizes an extremely specific cultivation regime, using carefully selected genetics and protocols to ensure disease free, high performing, elite cultivars.

Specific Paulownia cultivars are selected after a review of the proposed planting site's biotic and abiotic factors to match the area's specific characteristics. The ability to work locally in each region reduces costs and provides flexibility in the supply chain.

The deliberate strategy of logistic diversification reduces transportation issues and costs. Working with different suppliers also provides flexibility and reduces dependence on any one facility or region.

Farmers and Planting

The Manager has developed extensive relationships with Farmers across the United States, Costa Rica, Guatemala, and Mexico. Farmers are selected based on a variety of factors including the geographic location of the proposed farm.

Farmers enter into a Crop Contracting Agreement with the Manager for at least 10 years.

The Manager has available staff to respond to Farmer inquiries throughout each year and contacts the Farmer at least twice per year to review the health of the ES Trees. The Manager visits the Farmers annually until the Manager is satisfied with the health and status of the ES Trees and the ability of the Farmer to follow the guidelines and protocols set forth in the Crop Contracting Agreement. The Farmers receive a detailed report following each annual inspection with recommendations for actions to improve the performance of the ES Trees.

The Manager provides Farmers with pruning instructions and a grower's guide. The Farmer website, grower's guide and pruning instructions are translated into Spanish for the benefit of Latin American Farmers.

Geographic location	World Tree selects Eco-Tree farmers using a rigorous screening process. Farm locations are assessed on the basis of temperature, rainfall, elevation and topography with a full walk through and soil testing performed. Farmers must demonstrate that their land is fully prepared for planting prior to any trees being sent to them.
Size and land cover	Minimum 10-20 acres of underutilized land with minimal to no tree cover, and which is not competitive with food production. This consists primarily of conversion of grazing lands (though grazing is compatible with Empress farms) or degraded agricultural lands.
Land feasibility	The geo-location is checked in a proprietary GIS system that has up-to-date information on land resources, climatic conditions, stock assets and control, agricultural inputs, growth yields, and many other data series are required for proper planning and management of land and biological assets.
Operational data	Targeted for collection and development, with the key objective for both to directly affect growth and monetization potential.

Planting locations

The Company plants Empress Splendor trees in diverse geographical areas to mitigate risks associated with adverse weather and disease.

Plantation locations are assessed on the basis of seasonal temperatures, average rainfall, elevation, soil type and the topography of the Land. Climate and other pertinent data are gathered from key real time data services and custom applications such as National Oceanic and Atmospheric Administration NOAA/NFMS (weather and climate), National Water Information System, U.S. Fish and Wildlife Services, U.S. Forest Service, Water Operations, and Remote Sensing (Sentinel 2, Ecostress, Lidar, Landsat). Soil classification data for the Company's sites is collected using the USDA's Web Soil Survey tool.

Soil: Ideal conditions for planting are a free draining, sandy loam soil with direct sunlight. ES Trees do not grow well in bottomland or wet soil, and it is recommended that the water table be deeper than 5 feet[18]. The ES Trees may require fertilizer depending on the local soil and climate.

Temperature: In North America, the recommended growing zones are 7-10 (see map below). To see substantial growth, summer temperatures of 70°F (21°C) and above for at least 5-6 months are optimal. ES Trees can withstand a low temperature of 0°F (-17°C) to -10°F (-23°C) for short periods of time and high temperatures up to 120°F (49°C). The trunks may be wrapped to help protect the tree.



Irrigation: ES Trees may require irrigation in the first few years while they establish their root system. Irrigation requirements depend on the area of planting and are assessed before a Farmer is accepted into the Eco-Tree Program. The Company is focusing its efforts on finding Farmers in zones with enough rainfall throughout the year to reduce irrigation demands. Farmers in drier areas are expected to irrigate.

Planting Regimes by Region

The Manager has planted ES Trees in 5 countries: Canada, Costa Rica, Guatemala, Mexico and the United States. There have been no new plantings in Canada since 2019, due to the comparatively short growing season which results in slower growing trees. In recent years, Guatemala has been subject to higher losses than other regions due to lower farmer engagement and supply chain issues compared to other regions. For this reason, we intend to limit the 2024 planting to our three most successful growing areas: Costa Rica, Mexico, and the United States. However, we may still plant in Guatemala with farmers who have a proven track record of success from previous years.

The Manager has researched and tested various planting grids to determine optimal growing conditions for high quality lumber production. In the United States, ES Trees are planted a minimum of 20 feet apart (110 trees per acre) to allow optimum light for growth over the entire harvest cycle. However, in some regions (e.g. Mexico) closer spacing has been permitted so that

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[18] https://energia.bio/wordpress/wp-content/uploads/2019/10/PaulowniaBooklet.pdf

Farmers are able to qualify for forestry grants that demand a spacing of at least 222 trees per acre. In these situations, thinning of trees or natural die-back may occur over time.

United States: Trees are typically planted on a 20ft x 20ft grid system (110 trees per acre). Tree losses are assessed in the first two years and up to 30 trees per acre are provided to Farmers as replacements. In this region planting is restricted primarily to April and May, with a short (6 week) delivery window.

Costa Rica: Trees are often planted with food crops to provide shade or to provide opportunities for Silvopasture. Tree density may be varying and averages 160 trees per acre. Planting season is from April to October.

Mexico: Trees are planted at 222 per acre to allow Farmers to qualify for government grants for assistance with maintenance. These grants (offered by the National Forestry Commission of Mexico and the Secretariat of Environment and Natural Resources) can be quite substantial and require a minimum density of 222 trees per acre. Planting can occur year-round. Trees are thinned to approximately 160 trees per acre around the third year after planting. Farmers are not provided replacement trees unless the cause was related to nursery stock or transport issues.

Guatemala: Guatemala farms utilize a variety of farming styles and are most similar to Costa Rica. The Manager allows Farmers some flexibility in planting regimes and planting can occur year-round.

Because in practice trees may be planted in a variety of ways depending on local conditions, the Company has set each acre in this Offering to mean 140 trees (an "ES Acre") regardless of the actual size of the parcel of land upon which the trees are planted.

Agroforestry Management

Tree susceptibility to pests or pathogens relies on two primary mechanisms: tolerance, reflecting a tree's ability to compensate for damage through sustained growth and reproduction levels; and resistance, reflecting a tree's ability to escape herbivory through phenological isolation, dissuading traits and limiting insect or pathogen performance.

The Company is continuously working to control abiotic factors that could affect Empress Splendor trees by increasing genetic variation and improving root architecture, anchorage, and stem properties related to windstorm and fire resistance. Tree size, bark thickness, tree architecture and vigor all play a role in a tree's survival capabilities. ES trees have an extraordinary capacity of sprouting very vigorously to survive and grow under adverse circumstances caused by fire, storms, insect attacks, etc.

The Manager continues to improve its training, workshops, webinars, growers' guide and operational management to apply the right silvicultural treatments at the right time, with the goal of mitigating risks, and improving growth performance and wood quality.

World Tree works closely with Farmers to apply appropriate site preparation techniques to improve afforestation and growth conditions. This includes water management (drainage and irrigation) and soil cultivation (plowing, harrowing, scarification, or mounding) when needed.

Tree Survival

Many factors can impact tree survival including, but not limited to, genetic material, quality of plants, transportation, site selection, soil profile, climate, weather events, pests, disease, tree maintenance, farmer engagement and farmer ability to carry out maintenance over the short, medium and long term.

Tree survival by Series has been notably improving each year due to a number of factors:

- Improved cultivars
- Improved soil mapping, testing and sampling
- A rigorous 39-point farmer approval process
- Improved nursery performance, monitoring and transport
- Increased field visits and shorter farmer feedback cycles
- Improved auditing

Protecting the Trees

World Tree employs a variety of strategies to reduce the risk of damage to its Empress Splendor crops:

Diversification of farms and nurseries: Trees are planted across multiple farms thousands of miles apart to mitigate crop failure from weather events.

Monitoring: Farms are visited multiple times a year for data collection, monitoring and feedback to growers. World Tree uses forestry technology to monitor tree deliveries and measure tree performance.

Genotype Selection: World Tree has exclusive rights 20+ genotypes; selection is based on soil type and climate of the planting location.
Contingency of 25%: World Tree replaces up to 25% of tree losses on farms in the first two years of planting.

Education: Farmers are educated via grower's guides, webinars and onsite visits. Each farmer is visited in person and receives written reports on corrective actions to improve tree performance.

Discussion of Prior Crop Performance

The Company currently has ES Trees planted on behalf of the Unit Holders for (i) Series A 2016; (ii) Series A 2018; (iii) Series A 2020; (iv) Series A 2021; (v) Series A 2022; and (vi) Series A 2023. Audits of the trees were delayed during the pandemic but are now completed. The following information is based on audit information complete as of December 31, 2023.

Survival of the trees for the Series A 2016 planting is currently estimated at 15%. Issues were due to two factors: first, a delivery of the ES Startlings suffered considerable stress due to being too long in transit; and second, two of the farmers were unwilling to do the necessary land management and weed control. After inspecting both farms the Manager recommended discontinuation of the program at these sites.

The table below shows approximate tree survival for prior Series, as reported to investors in the January 2024 Annual Tree Series Reports.

It is too early to measure survival for Series A 2022 and 2023 tree plantings.

Eco-Tree Class	Units issued	Capital Raised	#Trees	Survival	#Farms
2016	200,000	$ 130,000	10,866	15%	44
2018	1,187,152	$ 1,166,596	65,618	42%	48
2020	4,398,472	$ 5,964,830	242,965	70%	98
2021	3,665,139	$ 5,802,539	199,198	85%	87
2022	1,592,782	$ 2,730,142	87,603	N/A	18
2023	605,173	$ 986,615	33,285	N/A	N/A

ESTIMATED REVENUE PROJECTIONS

Potential returns depend upon the following factors: tree survival, lumber yield selling price of the lumber and harvest costs.

World Tree utilizes proprietary strains of Paulownia hybrids selected for lumber production, a planting density designed to maximize lumber production, and specialized silvicultural practices including coppicing and pruning to encourage rapid growth of clear, high-grade lumber. Our target yield is approximately 190 board feet (BF) per tree, or an average tree reaching a diameter of 18" and log-length of 16'.

Tree Survival also impact lumber yields and hence returns. The below table shows potential returns on 1 acre with varying survival rates of 50, 65 and 80 percent. The table assumes a sales price of $5.89 per board foot, harvest costs of $1.75 per board foot, and a yield of 190 board feet per tree.

EFFECT OF TREE SURVIVAL ON YIELD			
Trees / acre	140	140	140
BF / tree	190	190	190
BF / acre	26,600	26,600	26,600
Survival	50%	65%	80%
Estimated BF yield / acre	13,300	17,290	21,280
Average price / BF	$5.89	$5.89	$5.89
Estimated revenue / acre	$78,337	$101,838	$125,339
Estimated Harvest costs	($23,275)	($30,258)	($37,240)
Gross Proceeds	**$55,062**	**$71,581**	**$88,099**
FARMER $	$27,531	$35,790	$44,050
MANAGER $	$11,012	$14,316	$17,620
Estimated Distribution	**$16,519**	**$21,474**	**$26,430**

The below graph shows the impact of survival on projected profits per acre planted. The following assumptions are used:

- 140 trees per acre planted
- 190 board feet per tree harvested
- Sales price of $5.89 per board foot
- Harvest costs of $1.75 per board foot



Harvesting the Lumber

Harvest costs range from approximately $1.50 to $2.20/bf. Before logging and saw-milling, all costs of the operation are examined in a detailed financial pro forma, and a timber cruise estimates the volume and grade of lumber available for Harvest.

Many factors such as the location of plantation, distance to dry kilns, hauling cost, and availability of labor may impact the final Harvest costs. Current estimates of harvest costs are based upon the Manager's experience harvesting ES on three (3) Empress Splendor farms in Georgia and South Carolina between December 2018 and February 2019.

Third-party Harvest costs include, but are not limited to:

•   Harvest Manager
•   Timber Cruise
•   Erosion and Sedimentation Control Plans and fees
•   Property boundary demarcation
•   Road access development
•   Fire suppression
•   Cut, skid, and haul
•   Milling
•   Kiln Drying
•   Grading
•   Packaging
•   Warehousing
•   Transportation

Lumber Pricing

World Tree forecasts an average sale price for the lumber of $5.89 per board foot. This price is formulated from a collection of sources including pricing for comparable lumber species, existing *Paulownia* pricing, our current sales to date and estimates from our team on how they plan to price ES Lumber by grade. In 2021 World Tree sold approximately 16,000 board feet of lumber at an average price of $6.68/bf. World Tree's pricing is consistent with other growers of Empress wood (*Paulownia*).

Empress lumber is competitively priced with many incumbent species for specific uses and grades, though its primary value proposition is in its high quality. Due to its unique performance attributes as a lightweight lumber resistant to water and warping, Empress lumber can generate cost and operational savings in the manufacturing process. Many markets are in search for sustainable, high-performance alternatives to traditional species due to their diminishing supply.

The sustainability of Empress Splendor will be key to its place and price in the market. You can see in the diagram opposite the relative sustainability and speed of growth of other comparable species. One in six tree species are at risk in the USA and among those are Redwood, Western Red Cedar and Ash.

THE EMPRESS SPLENDOR LUMBER MARKET

World Tree is positioning itself to capture a significant share of a $178 billion wood market in the U.S. by introducing a new, sustainable hardwood.

Global lumber demand is forecasted to more than quadruple by 2050. Growing populations of middle to high income consumers are driving lumber consumption across all sectors. With species such as ash, western red cedar and redwood threatened with extinction, there is an urgent need for new sources of timber. World Tree's Empress allows for the rapid production of farmed lumber to meet this demand.

Another source of future demand is related to the sustainable nature of wood products (when produced from sustainably managed farms or forests). This is because wood is renewable, recyclable and biodegradable and can be produced with less energy and carbon emissions than artificial materials such as steel and plastic. Wood products make up 47% of all industrial raw materials manufactured in the U.S. and only consume 4% of the energy required to manufacture those materials.

The above-described market conditions, including anticipated growth in lumber demand, climate change induced shortages and growing demand for sustainably sourced timber, will make Empress lumber, soured from sustainable tree farms, well-positioned to acquire market share within the global lumber market.

Market Highlights

- Global demand for lumber and other wood products is anticipated to quadruple over the next 30 years (World Bank).

- Growing supply shortages due to development and climate change are becoming worse with time, Empress is an excellent replacement for at-risk species.

- Versatile lumber with many applications across a range of industries that require performance characteristics such as lightweight and water and warping resistance.

- Long history of being a highly prized lumber in Asia, though the North American market is undeveloped, creating an opening for a first mover sustainable lumber supplier.

- Sustainably grown timber that appeals to green businesses and consumers.

Market Appeal

Empress lumber appeals to a broad range of markets due to its unique blend of characteristics:

1. Light weight
Empress (*Paulownia*) wood is almost as light as balsa. At a dry density of around 260 kg/m3, Empress is lighter than most common timbers. Density comparisons are western red cedar (340), pine (500) and teak (750). Light weight reduces transportation costs. Ideal for furniture, blades for wind turbines and aircraft where weight matters.

2. High strength-to-weight ratio
Empress has a very high strength to weight ratio, useful in construction of materials where a lightweight yet strong wood is needed, such as board sports, boating, musical instruments, furniture, wind turbine blades, mobile homes, and aircraft.

3. Dimensional stability

Highly stable, the wood does not shrink, expand, or warp with changes in humidity compared to most other woods. The shrinkage co-efficient of Empress lumber is very low compared to most timbers being 0.094 radially, 0.268 tangentially and 0.362 in volume, giving the dried timber a high level of dimensional stability.

Excellent for furniture, doors and windows that require close tolerances that are stable despite changes in temperature and moisture.

4. Water resistant and buoyant

Empress is extremely buoyant and does not absorb water. It can be used for outdoor furniture, decking, surfboards, and boats.

5. Resistance to decay

Empress is highly resistant to insect attack and rot. Research indicates the timber to be unattractive to termites.

6. Hardness

The Janka hardness rating for Empress is low at 1.3 kN. Western red cedar is rated at 1.5 and Meranti 2.6. This makes Empress easy to work and mold. An epoxy resin or PU varnish would be required to harden up the finished surface for uses such as flooring.

7. Finishing

Blond wood that stains readily to create multiple finishes. The sap of Empress is not gum or resinous based, which means that finishing products and solvents can be applied without risk of negative chemical interactions. This ability to take finishes makes for a flexible product with a chameleon-like ability to mimic other woods in terms of look and finish.

8. Thermal insulation

With one of the lowest thermal conductivities for wood at just 0.07 Kcal/m/hr/Cdeg, Empress lumber has excellent heat insulation capability. It is one of the best heat insulating timbers and is far superior to brick, concrete or steel.

9. Fire resistance

With an auto ignition temperature of around 400ºC (most hardwoods around 220ºC) Empress is reported to have a flame spreading rate considerably below most building codes. This is extremely important for commercial applications such as bed frames and furniture.

10. Workability

A major feature of Empress lumber is its ease of working. All aspects of carpentry such as machining, nailing, screwing, gluing, sanding, sawing, and handling are very user friendly with no splinters, cracking or splitting and excellent take-up of glues and finishes.

11. Fine veneers

The softness, stability, and workability of the wood mean that it can be peeled to create paper thin veneers of less than 1mm thickness (compared to other woods which typically veneer to only 2 mm).

12. Dries quickly

Empress air dries in 30 days; can be kiln dried in hours at high temperatures with minimal shrinkage. Reduces costs of drying and storage at a mill.

Veneers

The characteristics of Empress make it well-positioned to excel within the veneer market as it can be peeled at a thickness of less than 1mm when most veneers are peeled at 2mm or above.

The global veneer market was estimated to be valued at $46B in 2023 and it is forecast to grow to over $64B by 2033 (Brainy Insights, 2023).

This growth will primarily be driven by residential and commercial building construction, urbanization, and an increase in woodworking projects. Veneers are also seen as a more sustainable option than full wood construction and are able to be combined with other eco-friendly building material which should lead to increased demand in the coming years.

The North American market constituted about 6.8% of the global market in 2020 equating to $2.2B.

This is estimated to grow to $2.7B by 2030 for a CAGR of 4.3%.

The North American market is anticipated to grow 1.2 times between 2020 and 2030 equating to incremental dollar opportunity of $524M and, according to the FMI Global Veneer Sheets 2020 report, the U.S. is considered a high opportunity country.

Marine Applications

Empress lumber's high strength to weight ratio and low density make it ideal for buoyancy sensitive marine applications as in boat construction.

The global leisure boat market, which includes sailboats, jet boats, watercraft, etc. was valued at USD 42.30 billion in 2022 and is expected to grow at a compound annual growth rate (CAGR) of 5.3% from 2023 to 2030 (Grand View Research, 2024). The North American market constitutes 45% of the global market equating to $19B in 2023 (Fortune Business Insights, 2023).

Cabinetry

The Cabinet Market size is estimated at USD 131.29 billion in 2024, and is expected to reach USD 165.67 billion by 2029, growing at a CAGR of 4.76% during the forecast period (2024-2029) (Mordor Intelligence, 2024).

Demand for kitchen cabinets in the US is forecast to rise 2.9% annually to $20.9 billion in 2026. (Research and Markets, 2024).

The cabinetry market is closely linked to residential construction and spending on single and multi-family homes. Therefore, the short-term anticipated growth in residential home construction and home-improvement projects due to an increase in the number of people working from home, should positively influence the cabinetry market.

Furniture

The Home Furniture Market size is estimated at USD 641.80 billion in 2024, and is expected to reach USD 830.49 billion by 2029, growing at a CAGR of 5.29% during the forecast period (2024-2029)

(Mordor Intelligence, 2024).

The North American Market is the largest market with $10.1B sales in January 2021(Fortune Business Insights, 2024).

As a subset of that market, the global outdoor furniture market was valued at around $18B in 2019 and at the time was expected to grow at a CAGR of 4.8% between 2020 and 2026. Wood makes up the majority of the outdoor furniture market and the residential segment is also dominant. As of 2018, the outdoor furniture market size in North America was worth roughly $5.8B.

Board Sports

Empress lumber's high strength to weight ratio makes it ideal for the board sports product market which includes skis, surfboards, snowboards and more. Empress lumber is presently being sold for $18/bf for use as a surfboard core.

The global market for Board Sports estimated at US $20.4 Billion in the year 2022, is projected to reach a revised size of US $35 Billion by 2030, growing at a CAGR of 6.9% over the analysis period 2022-2030 (Research and Markets, 2023). The Board Sports market in the U.S. is estimated at US $10 Billion in the year 2022 (Research and Markets, 2023).

Musical Instruments

The global musical instrument market is expected to grow at a compound annual growth rate of 7.4% from 2023 to 2030 to reach US $25.13 billion by 2030 (Grand View Research). The US market dominated the North America Musical Instruments Market, by Country in 2022, and would continue to be a dominant market till 2030; thereby, achieving a market value of $3B by 2030 (KBV Research, 2024).

Works Cited (Curtis, figure out how best to link to these):
Fortune Business Insights, 2023, *Boats Market Size, Share & COVID-19 Impact Analysis, By Type (Inboard and Outboard), By Size (Below 20 Ft, 20 – 50 Ft, and More than 50 Ft), By End-User (Commercial and Recreational), By Propulsion (Electric, Conventional, and Others), By Hull (Wood, GRP, Aluminum, Steel, and Others), By Application (Fishing, Water Sports, Sailing, Tourism, Surveys, and Others), and Regional Forecasts, 2022-2029*.
"Home Furniture Market - Size, Share & Industry Analysis." *Home Furniture Market - Size, Share & Industry Analysis*, www.mordorintelligence.com/industry-reports/global-home-furniture-market. Accessed 15 Mar. 2024.
KBV Research, 2024, *North America Musical Instruments Market Size, Share & Industry Trends Analysis Report By Type (Stringed, Keyboard, Brass & Woodwind, and Percussion), By Distribution Channel, By Country and Growth Forecast, 2023 - 2030*.
Leisure Boat Market Size, Share & Trends Analysis Report By Type (New Leisure Boat, Used Leisure Boat), By Product (Motorized, Non-Motorized), By Region, And Segment Forecasts, 2023 - 2030.
Research and Markets, 2024, *Board Sports - Global Strategic Business Report*.
"Veneer Sheets Market Size Worth $64.26 Billion by 2033; Government's Initiatives towards Renovating Historical Places to Propel Growth." *GlobeNewswire News Room*, Brainy Insights Pvt. Ltd., 27 Feb. 2024, www.globenewswire.com/news-release/2024/02/27/2836335/0/en/Veneer-Sheets-Market-Size-Worth-64-26-Billion-by-2033-Government-s-Initiatives-Towards-Renovating-Historical-Places-to-Propel-Growth.html#:~:text=Increasing%20growth%20in%20the%20construction,growth%20in%20the%20period%20forecasted.&text=Newark%2C%20Feb.,USD%2064.26%20Billion%20by%202033

Market Traction

The Manager has harvested 4 tree farms from independent growers in order to create an inventory from which to develop the market. The focus to date has been on boutique sales, requiring small volumes as the Company does not have enough supply to service larger orders.

Given this is a relatively new material in the North American market, the sales cycle is long. Potential customers require 12-36 months for testing before proceeding to orders. The Manager sends potential customers sample packs to facilitate the testing process.

To date, 13 customers have made orders and many of these are making repeat orders. 21 companies are completing testing and are negotiating on pricing/supply and a further 39 companies have been sent sample packs for testing.

Current customers include brand name guitar manufacturers, interior designers, furniture makers, boat builders and board surfboard manufacturers.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Units offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that the Company's business objectives will be achieved. The risks described in this section should not be considered an exhaustive list of the risks that prospective Investors should consider before purchasing the Units. Prospective Investors should obtain their own legal and tax advice prior to making an investment in this Offering and should be aware that an investment in this Offering may be exposed to other risks of an exceptional nature from time to time. The following considerations are among those that should be carefully evaluated before making an investment in this Offering.

8. Discuss the material factors that make an investment in the Issuer speculative or risky:

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business

The Company has a limited operating history.
World Tree USA, LLC was formed on June 3, 2015. The Company has undertaken multiple rounds of financing and has directed the planting of Empress Splendor trees. None of those previous plantings have reached maturity for Harvest. As such, the Company's business model remains unproven, the Company has little experience on which to draw, and the Company does not have a proven track record on which an investor may evaluate the Company's business, performance or projections.

Investors will not be purchasing interests reflecting the entire operations of the Company.
Investors will be purchasing Units corresponding to the ES Trees. Specifically, Unit Holders will not share in the profits and losses of the Company generally, but only those profits and losses related to the specific Empress Splendor crop in which they have invested. In the event that the ES Trees is damaged or does not

perform as expected, Investors may lose some or all of their investment notwithstanding the overall health and profitability of the Company as a whole or any other crop.

Potential income from Harvest of the ES Trees is dependent on multiple factors beyond the control of the Company.

Damage to standing ES Trees by fire or by insect or pest infestation, disease, prolonged drought, flooding, severe weather and other natural disasters may have a material adverse effect on the growth and survival of the ES Trees. Furthermore, weather conditions, timber growth cycles, access limitations, and availability of contract loggers and haulers may adversely affect the Company's ability to Harvest the ES Trees. Other changes in global climate conditions could intensify the severity and rate of occurrence of any one or more of the multiple risks the Company currently faces or introduce other risks that the Company cannot predict. Although damage from such causes is usually localized, affecting only a limited percentage of trees, there can be no assurance that any damage affecting the Company's crops will in fact be limited. As is common in the forest products industry, the Company does not maintain insurance coverage for damage to standing trees. Revenue from the ES Trees will be dependent to a significant extent on the pricing of the Company's lumber products and Company's ability to complete the Harvest. Therefore, if the Company were to be restricted from harvesting on a significant portion of ES Trees locations for a prolonged period of time, or if material damage to a significant portion of the ES Trees were to occur, Unit Holders may lose some or all of their investment.

Harvest activities are also subject to a number of federal, state and local regulations pertaining to the protection of fish, wildlife, water and other resources. Regulations, government agency policy and guidelines, and litigation, can restrict Harvest activities and increase costs. Examples include federal and state laws protecting threatened, endangered and "at-risk" species, harvesting and forestry road building activities that may be restricted under the U.S. Federal Clean Water Act, state forestry practices laws, laws protecting aboriginal rights, and other similar regulations.

There is currently no market for Empress Splendor lumber in North America and no guarantee that one will develop.

The market for Empress Splendor lumber in North America is unestablished. While other markets, such as the market in Asia, do exist, the Company's business plan relies on the development and expansion of the Empress Splendor lumber market in North America. If the Company is unable to develop the market, or if the market does not expand on its own, the Company may not be able to sell the ES Lumber at a profit, or at all, which would have an adverse effect on Unit value and return on an Investor's investment and may result in Unit Holders losing some or all of their investment.

The Company relies on the efforts of third-party Farmers to plant and care for ES Trees.

The Manager engages third-party Farmers from diverse locations to plant, grow and maintain the ES Trees paid for from proceeds of this Offering. Each Farmer's engagement is documented in a Crop Contracting Agreement between the Manager and such Farmer. Farmers must properly water, prune and care for the ES Trees throughout their growth cycle, and failure to do so could result in some or all of the ES Trees either dying or reducing the amount of ES Lumber harvested. A failure of Farmers to properly care for the ES Trees may have a material adverse effect on the value of the Units as well as profits to the Unit Holder upon Harvest.

The ES Crop could be affected by cultivation risks such as blight or pests.

Blight, caused by pathogens like fungi, bacteria, or viruses, can rapidly spread among trees, leading to damage or tree loss. Pests, including insects, can feed on trees, causing physical damage and reducing harvests. Farmers deploy strategies to mitigate these risks but a disruption in their operations due to blight or pests can have a negative impact on the ES Crop and our ability to deliver ES Lumber.

The Company may not deploy all Startlings acquired with the proceeds of this Offering.
The Company utilizes third-party Farmers to plant and care for the ES Trees. In the event that the Manager is unable to contract with Farmers with a sufficient amount of acreage, the Company may not be able to plant every ES Startling acquired with the Offering proceeds. The inability to plant all ES Trees acquired with the Offering proceeds would have a material adverse effect on the value of the Units and on overall return on investment in the Units.

The Company does not conduct active, on-site monitoring of Farmers.
While the Manager does undertake certain monitoring activities, it does not continuously monitor Farms or farming activity throughout the entire growth cycle of the ES Trees. There is no assurance that the Manager's monitoring activities will be effective. In the event that a Farmer fails to properly care for the ES Trees or otherwise defaults on the Crop Contracting Agreement, by the time the Company learns of such circumstances it may be too late for the Company to take corrective steps or instruct the Farmer to take corrective steps to protect the ES Trees. Any failure to timely take corrective measures to protect the ES Trees may have a material adverse effect on the value of the Units and on overall return on investment in the Units.

The Company may not be able to enforce its rights in the event of Farmer default.
If a Farmer defaults under the terms of a Crop Contracting Agreement, the Manager has the right to access the ES Trees grown by such Farmer for ongoing care and Harvest. However, there may be legal or logistical difficulties that prevent the Manager from accessing such ES Trees. In the event the Manager loses access to a stand of ES Trees, the Company may lose the opportunity to derive any profits from such ES Trees, which in turn may have a material adverse effect on the value of the Units and on overall return on investment in the Units.

Investors will be relying on the Manager to manage the ES Trees and achieve financial results.
The success of the ES Trees and ultimate return on investment in the Units, to a large extent, depend on the good faith, experience, ability and judgment of the Manager and its consultants and advisors. The Company's management team has limited experience relevant to managing an agroforestry company. Furthermore, in the event of the loss of one or more members of the management team, Investors will have to rely on the discretion and ability of the remaining members in choosing, contracting with, monitoring and supervising Farmers, and creating a market for Empress Splendor lumber. If the Manager fails to make appropriate decisions with respect to Company operations or loses the services of one or more key members of its management team, the Company's ability to operate may be negatively affected, and the ES Trees may suffer.

The Company's auditor has raised questions about its ability to continue as a going concern.
The Company has incurred losses since inception, does not have any revenue generating operations, and requires additional capital to fund operations. The Company's ability to continue as a going concern is dependent upon its ability to obtain capital financing from Investors in this and other offerings sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. In the event the Company cannot raise sufficient funds to support its ongoing obligations, the Company may cease operations, and Investors may lose some or all of their investment in the Units.

The Company has limited assets.
The Company has only nominal capitalization and no assets except as disclosed in its financial statements. As a result, recourse against the Company for any reason may be limited. In the event the Company is subject to litigation, judgments or fines that it cannot fund, the Company may need to cease operations, and Investors may lose some or all of their investment in the Units.

The Company does not independently verify information obtained from third-party sources.
The Company relies upon certain data and information obtained from various third-party sources including industry information from government publications and publicly available third-party publications. The Company has not independently verified much of the data and information contained in third-party publications and reports, nor has the Company commissioned any third party to collect or verify third-party reports linked to or cited in this Form C. Data and information contained in third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods the Company would have used. In addition, these third-party sources generally indicate that the information contained in their reports is believed to be reliable, but do not guarantee the accuracy and completeness of any such information. To the extent World Tree relies on any such data and information, and such data and information proves false, the value of the Units and overall return on investment in the Units may suffer.

Risks Related to Doing Business in Foreign Jurisdictions

The Company may not be able to enforce its rights in all jurisdictions in which it operates.
The Company has substantial foreign operations and is subject to multiple risks associated with planting crops in foreign countries. The company may not be able to enforce any of its rights, contractual or otherwise, in certain foreign jurisdictions, and the Company's management team lacks significant experience dealing with any such risks. These risks include but are not limited to:
- Political, social, and economic instability of each foreign jurisdiction in which the Company operates
- Fluctuations in currency exchange rates
- Compliance challenges due to different laws and regulatory environments
- Different legal status for property rights
- Logistical problems resulting from physical distance between the Manager and the ES Trees
- Cultural differences creating difficulties reaching agreements
- Difficulty obtaining and enforcing judgments in a foreign jurisdiction
- Subjection of the Company to litigation in foreign jurisdictions

Foreign operations may be conducted through affiliates.
Compliance with local laws and regulations outside of the United States and Canada may require the Company to operate through foreign affiliates, formed and existing under the laws of a foreign jurisdiction. In these cases, the ES Trees may need to be owned by such affiliates rather than the Company, which may negatively impact the flow of proceeds back to Unit Holders. Furthermore, the Manager may not be able to structure and manage such foreign affiliates to provide Unit Holders the same return as if the ES Trees were owned by the Company. The inability of the Manager to properly structure and manage its foreign affiliates may have a material adverse effect on the value of the Units and on overall return on investment in the Units.

Risks Related to Catastrophic Events

Catastrophic events may adversely affect the Company's business and the ES Trees.
The Company is subject to the risk of various catastrophic events, including but not limited to the occurrence of severe regional or local weather events or trends, flooding, major earthquakes, tornadoes, volcanic eruptions, fires, significant geopolitical conditions or developments such as significant international trade disputes, terrorist attacks, armed conflict, domestic political unrest and regional health epidemics or global health pandemics. Any one or more of these events or conditions, or other catastrophic events or developments, could adversely affect the ES Trees, the Company's ability to operate its businesses, and market demand for Empress Splendor lumber, and may result in Unit Holders losing some or all of their investment in the Units.

The effects on World Tree of the continuing economic disruption and uncertainty due to the COVID-19 pandemic are uncertain.

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus ("COVID-19") a global pandemic. In response, federal, state and local governments in the United States, as well as governments throughout the world, declared states of emergency and ordered preventative measures to contain and mitigate the spread of the virus. These measures, which have included stay home and similar mandates for individuals and closure or significant curtailment of many businesses, have caused significant economic disruption and uncertainty as well as disruption and volatility in global capital markets. The COVID-19 outbreak continues to rapidly evolve, with periods of improvement followed by periods of higher infection rates, along with the development of new disease variants, such as the Delta and Omicron variants, in various geographical areas throughout the world. The extent to which COVID-19 may affect World Tree's business, results of operations, cash flows and financial condition, as well as World Tree's ability to plant, grow and harvest ES Trees and capital allocation priorities, including the timing and amount of disbursements to Unit Holders, are therefore highly uncertain and will depend on future developments, which cannot be predicted with confidence. Such developments include, but are not limited to: the future rate of occurrence or further mutation of COVID-19 or the outbreak of another virulent disease; continuation of or changes in governmental responses to disease outbreak, including without limitation the impact of any future vaccine mandates and testing requirements and employee and company contractor responses to such mandates and requirements; the duration of disease outbreak and consequential restrictions and business disruptions; the effectiveness of responsive government actions to contain and manage the disease; and the timing and effectiveness of treatment and testing options, including the ongoing efficacy and availability of vaccines.

To the extent the COVID-19 pandemic may adversely affect the Company's business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, or other risks of which the Company may not be currently aware.

Risks Related to the Company's Units

There is no market for the Company's Units.

There is no secondary market for the Units, and Investors may have to hold their Units indefinitely. Investors should assume that they may not be able to liquidate their investment or be able to pledge their Units as collateral for an indefinite period of time. An investment should only be considered by those investors who are able to make a long-term investment and bear the economic risk of a complete loss of their investment.

The Units have no voting rights except as required under Nevada law.

The rights granted to Unit Holders are determined by the Operating Agreement and Unit Designation. Unit Holders do not have the right to vote on any matters affecting the business of the Company and have no right to take part in the control or management of the Company. Exclusive authority and responsibility for controlling and managing the Company rests with the Manager, and Unit Holders have little or no ability to direct the actions of the Manager, or to remove the Manager except for cause.

The Units feature limited economic rights to a specific crop of trees.

Unit Holders only have rights to share in the profits, losses and distributions, if any, from a specific crop of trees. There are many factors that could negatively impact the crop of ES Trees, and there is no guarantee that any of the trees in the ES Trees will survive to maturity, or, if surviving to maturity, will produce marketable lumber. In the event the ES Trees does not reach maturity or fails to produce marketable lumber, Unit Holders may lose some or all of their investment in the Units.

Investors may not be entitled to a jury trial with respect to claims arising under Offering Documents.
The Company's Offering Documents provide that parties to all legal proceedings (except for legal proceedings brought under the U.S. federal securities laws) arising out of such Offering Documents waive their right to a trial by jury. Unit Holders bringing claims against the Company in connection with the Offering may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a Unit Holder asserts a claim against the Company, such claim may be heard only by a judge or justice of the applicable trial court, and the resulting trial may be conducted according to different civil procedures and may result in different outcomes than a trial by jury, including results that could be less favorable to the Unit Holder.

Certain investors in this offering may pay a lower price per share and/or receive Bonus Units, both of which effectively gives those investors a discount on their investment. The Company has implemented a tiered-pricing structure in this offering for Units, whereby investors that purchase Units in this offering on or before January 10, 2024 will pay a lower price than investors that purchase Units after that date. Additionally, investors in this offering who meet certain investment thresholds, or are existing investors at the time of their investment, are entitled to receive Bonus Units, which effectively gives them a discount on their investment. Therefore, investors who (i) invest after January 10, 2024; (ii) are not existing investors of the Company; and/or (iii) do not invest enough in this offering to receive Bonus Units, will pay the full price for the Units in this offering will be immediately diluted by investments made by investors entitled to receive the Bonus Units, who will effectively pay less per Unit. Investors may also suffer immediate dilution if they qualify for a lower tier of Bonus Units, if other investors qualify for greater Bonus Share incentives. Investors should review the "Ownership And Capital Structure – Perks" section of this Offering Memorandum for further details on how investors can qualify for Bonus Units, as well as for information on how the price per Unit in this offering will change.

THE OFFERING

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this Offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the Issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	10,000.00	$ 1,500,000.00
Less: Offering Expenses		
Selling commissions & fees	(850.00)	(215,500.08)
Offering costs		($165,000)
Net Proceeds	9,150.00	$ 1,119,499.92
Use of Net Proceeds		
(A) Purchase of ES Trees and Shipping	1,291.00	$161,644
(B) Tree Admin	637.00	$79,781
(C) Farmer Performance Bonus	314.00	$52,031
(D) Accounting & financial reporting	411.00	$51,450
(E) Farmer success	1,530.00	$253,219
(F) Direct farmer assistance	340.00	$56,194
(G) Marketing	805.00	$100,800
(H) Management fee	1,111.00	$139,125
(I) Investor relations	293.00	$36,750
(J) Office	360.00	$45,150
(K) Brokering the ES Lumber	721.00	$90,300
(L) Legal	298.00	$37,275
(M) Impact Reporting	113.00	$14,175
(N) Contingency	926.00	$1,606
Total Use of Net Proceeds	9,150.00	$1,119,500

*The Investor Processing Fees are not included. The Investor Processing Fees associated with either the Target Amount ($150,00) or the Maximum Amount Sold (up to $22,500) will generally be allocated to reduce the cost of Selling Commissions and Fees, but ultimately up to the discretion of the Company for use.

11. How will the Issuer complete the transaction and deliver securities to the investors?

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party escrow agent meeting the requirements of Regulation CF ("Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

12. How can an investor cancel an investment commitment?

NOTE: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Nevada General Corporation Law.

Priced Round. The per unit price is not based on any financial valuation of the Company, but rather on the proceeds required for the planting and care for the ES Trees to reach harvest.

The Company is offering up to 898,204 Series A Eco-Tree 2024 ACT Units. These are non-voting interests in the profits generated upon the sale of ES Lumber.

Pre-money Valuation for Series A 2024 Units: $1,500,000

The pre-money valuation of the Series A Eco-Tree 2024 ACT Units is equal to the value of the budgets for all the activities related to the program. If the full amount of the offering is raised, the the Company would receive up to $1,522,500 in gross proceeds (including the Investor Processing Fee) before expenses.

The campaign maximum is $1,522,500 and the campaign minimum (or Target Amount) is $10,150. Both of these are representative of Unit Sales of 600,000, and 4,000 respectively, at the price of $2.50, and the maximum Investor Processing fees that may be applied to all Unit sales.

The minimum Unit purchase is 200 Units. Assuming a price of $2.50 per Unit , and after adding in the Investor Processing Fee of 1.5%, this equates to a minimum investment amount of $507.50, which is only modified due to discount and/or perks offered during the applicable investment amount and/or period.

Dilution: The Units are non-dilutable. The Unit Holders will share 30% pro-rata in the Net Profits obtained from any Harvest and sale of ES Trees.

The Company may issue additional units within the Series A Eco-Tree 2024 ACT Units to meet the Company's objectives. However, it is important to clarify that for each issuance of additional units within this series, the Company will plant an applicable number of new trees.

Distributions: 30% of Net Profits, shared pro-rata among the Series A Eco-Tree 2024 ACT Unit Holders, obtained from the Harvest and sale of ES Trees. Distributions are expected to begin in approximately 10 years.

Perks

The Company has implemented the following tiered-pricing structure for its Units in this offering, which will provide investors that invest by certain dates with a discount to the price per Unit compared to investors that purchase Units at a later date.

Time-Based Perks:

- 10% discount on the price (from $2.50 to $2.25), if investors send commitments from September 13, 2024 through October 4, 2024.
- 4% discount on the price (from 2.50 to $2.40), if investors send commitments from December 7, 2024 – January 10, 2024.

The Company is also offering the following Perks to certain eligible Investors in this offering in the form of Bonus Units. The eligibility requirements to receive Bonus Units, as well as the amount of Bonus Units for which investors may qualify, is summarized in the tables below.

Super Early Investor Bonus Units: Investors that invested in this offering between our initial launch on August 29, 2024 and September 12, 2024 may be eligible to receive the following amount of Bonus Units depending on the amount of their investment.

# of acres	Super Early Price	Investment Amount	Base # of Units	Bonus Units %	# of Bonus Units	Total Units	Effective Price per Unit
¼ acre	$2.00	$1,000	500	n/a	0	500	$2.00
1 acre	$2.00	$4,000	2,000	5%	100	2,100	$1.90
5 acres	$2.00	$20,000	10,000	10%	1,000	11,000	$1.82
15 acres	$2.00	$60,000	30,000	15%	4,500	34,500	$1.74
25 acres	$2.00	$100,000	50,000	20%	10,000	60,000	$1.67

Early Investor Bonus Units: Investors that invested in this offering between September 13, 2024 and October 4, 2024 may be eligible to receive the following amount of Bonus Units depending on the amount of their investment.

# of acres	Early Price	Investment Amount	Base # of Units	Bonus Units %	# of Bonus Units	Total Units	Effective Price per Unit
¼ acre	$2.15	$1,075	500	n/a	0	500	$2.15
1 acre	$2.15	$4,300	2,000	5%	100	2,100	$2.05
5 acres	$2.15	$21,500	10,000	10%	1,000	11,000	$1.95
15 acres	$2.15	$64,500	30,000	15%	4,500	34,500	$1.87
25 acres	$2.15	$107,500	50,000	20%	10,000	60,000	$1.79

Regular Investor Bonus Units: Investors that have invested or invest between October 5, 2024 and December 6, 2024 may be eligible to receive the following amount of Bonus Units depending on the amount of their investment.

# of acres	Regular Price	Investment Amount	Base # of Units	Bonus Units %	# of Bonus Units	Total Units	Effective Price per Unit
¼ acre	$2.30	$1,150	500	n/a	0	500	$2.30
1 acre	$2.30	$4,600	2,000	5%	100	2,100	$2.19
5 acres	$2.30	$23,000	10,000	10%	1,000	11,000	$2.09
15 acres	$2.30	$69,000	30,000	15%	4,500	34,500	$2.00
25 acres	$2.30	$115,000	50,000	20%	10,000	60,000	$1.92

Investor Bonus Units: Investors that invest between December 7, 2024 and January 10, 2024 may be eligible to receive the following amount of Bonus Units depending on the amount of their investment December 7, 2024 – January 10 2024.

# of acres	Regular Price	Investment Amount	Base # of Units	Bonus Units %	# of Bonus Units	Total Units	Effective Price per Unit
¼ acre	$2.40	$1,200	500	n/a	0	500	$2.40
1 acre	$2.40	$4,800	2,000	5%	100	2,100	$2.29
5 acres	$2.40	$24,000	10,000	10%	1,000	11,000	$2.18
15 acres	$2.40	$72,000	30,000	15%	4,500	34,500	$2.09

| 25 acres | $2.40 | $120,000 | 50,000 | 20% | 10,000 | 60,000 | $2.00 |

Final Investor Bonus Units: Investors that invest between January 11, 2024 and the date this offering terminates (i.e. on or before February 14, 2025) may be eligible to receive the following amount of Bonus Units depending on the amount of their investment.

# of acres	Regular Price	Investment Amount	Base # of Units	Bonus Units %	# of Bonus Units	Total Units	Effective Price per Unit
¼ acre	$2.50	$1,250	500	n/a	0	500	$2.50
1 acre	$2.50	$5,000	2,000	5%	100	2,100	$2.38
5 acres	$2.50	$25,000	10,000	10%	1,000	11,000	$2.27
15 acres	$2.50	$75,000	30,000	15%	4,500	34,500	$2.17
25 acres	$2.50	$125,000	50,000	20%	10,000	60,000	$2.08

Existing Investors: Investors that have already invested in this Offering will receive 5% Bonus Units based on the initial investment amount.

All time-based persks begins upon the date reflected above based on Pacific Time in the United State and concludes on the ending date reflected above at 11:59 pm PT (6:59 am UTC the next day (UTC+7)).

All Bonus Units will be issued at the conclusion of the Offering, unless otherwise determined by the Company, and are all triggered on the date/time of the signed submscription agreement received from an investor.

Investor Ancillary Fee

In connection with this Offering, Investors will be subject to an ancillary fee of 1.5% of their total investment amount. The ancillary fee will be assessed as a percentage of the aggregate investment amount. For example, an Investor purchasing $1,000 of securities will pay a $15 ancillary fee, while an investor purchasing $6,000 would pay a $90 ancillary fee. However, no Investor will pay an ancillary fee in excess of $500.00.

14. Do the securities offered have voting rights?   **No**

15. Are there any limitations on any voting or other rights identified above?
Explain: **Not Applicable.**

16. How may the terms of the securities being offered be modified?

The terms of the Series A Eco-Tree 2024 ACT Units may only be modified by amendment to the Operating Agreement of the Company, which requires approval of the Manager, and the majority

of holders of each unit designation for any change that would adversely change the rights of unit holders.

<p style="text-align:center">Restrictions on Transfer of the Securities Being Offered</p>

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent of that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the Issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the Issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A ETP 2024 ACT Units	N/A	600,000	No
Series A ETP 2024 Units	N/A	586,029	No
Series A ETP 2023 Units	N/A	37,000	No
Series A Eco-Tree 2023 ACT Units	N/A	158,532	No
Series A Eco-Tree 2023 CAN Units	N/A	177,967	No

Series A Eco-Tree 2023 Units	N/A	231,674	No
Series A SE 2022 Units	N/A	130,238	No
Series A ETP 2022 Units	N/A	276,989	No
Series A Eco-Tree 2022 CAN Units	N/A	71,353	No
Series A Eco-Tree 2022 ACT Units	N/A	161,701	No
Series A Eco-Tree 2022 Units	N/A	952,502	No
Series A Eco-Tree 2021 Units	N/A	2,964,265	No
Series A Eco-Tree 2021 ACT Units	N/A	638,434	No
Series A Eco-Tree 2021 CAN Units	N/A	62,440	No
Series A 2020 Eco-Tree Units	N/A	4,398,472	No
Series A 2018 COP Units	N/A	1,187,152	No
Series A 2016 COP Units	N/A	200,000	No
Series B Voting Units	N/A	10,000	Yes

Class of Security		Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	**None.**	
Options:	**None.**	
Other Rights:		

The securities do not reflect a noting equity position in the Issuer but rather rights to share in the Net Profits generated by a particular crop of ES Trees.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above? **The securities being offered are non-voting units and may not be diluted. However, the securities being offered are materially limited and qualified by the rights of holders of the Series B voting units, as the Series B unit holders retain 100% of the Issuer.**

19. Are there any differences not reflected above between the securities being offered and each other class of security of the Issuer? **None.**

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, Series B unit holders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions.

For example, the Series B Unitholders may change the terms of the Operating Agreement of the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The Series B Unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to Investors but favorable to the Series B Unitholders.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

The securities have been valued internally on the best estimates of the Company to receive sufficient funding for the purchase, planting, management, and Harvest and sale of the ES Trees.

22. What are the risks to purchasers of the securities relating to minority ownership in the Issuer?

An Investor in the Company will hold a non-voting position in the Company, and thus have no ability to control or influence the governance and operations of the Company.

Material decisions about the Company may be made by the Manager without involvement of the investors in this Offering.

23. What are the risks to purchasers associated with corporate actions including:
    (i)   additional issuances of securities,
    (ii)   Issuer repurchases of securities,
    (iii)   a sale of the Issuer or of assets of the Issuer or
    (iv)   transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interests, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its Unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the Issuer: **None.**

25. What other exempt offerings has the Issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
March 2021 – February 2022	Regulation D, Rule 506(c)	Series A Eco-Tree 2021 Units	$4,631,897	General operations
August 2021 – December 2021	Reg CF	Series A Eco-Tree 2021 ACT Units	$1,026,694	General operations
August 2021 – January 2022	Other	Series A Eco-Tree 2021 CAN Units	$103,948	General operations
June 2022 – April 2023	Regulation D, Rule 506(c)	Series A Eco-Tree 2022 Units	$1,587,724	General operations
August 2022	Reg CF	Series A Eco-Tree 2022 ACT Units	$323,401	General operations
December 2022	Other	Series A Eco-Tree 2022 CAN Units	$131,770	General operations
December 2022 – March 2023	Regulation D, Rule 506(b)	Series A ETP 2022 Units	$432,655	General operations
November 2022 – January 2023	Reg CF	Series A SE 2022 Units	$254,592	General operations
June 2023 – January 2024	Regulation D, Rule 506(c)	Series A Eco-Tree 2023 Units	$370,099	General operations
September 2023 – January 2024	Other	Series A Eco-Tree 2023 CAN Units	$267,750	General operations

December 2023	Reg CF	Series A Eco-Tree 2023 ACT Units	$282,266	General operations
February 2024 – April 2024	Regulation D, Rule 506(b)	Series A ETP 2023 Units	$66,500	General operations
May 2024	Regulation D, Rule 506(b)	Series A ETP 2024 Units	$718,639	General operations

26. Was or is the Issuer or any entities controlled by or under common control with the Issuer a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(i)   Any director or officer of the Issuer;

(ii)   Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(iii)   If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(iv)   Any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Yes, World Tree Technologies, Inc. is the Manager of the Company and holds all of the outstanding Series B Units of the Company. See Item 6 above.

FINANCIAL CONDITION OF THE ISSUER

27. Does the Issuer have an operating history? **Yes**

28. Describe the financial condition of the Issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This section of the report includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words such as: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. Actual results could differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth in this Annual Report on Form 1-K.

All written and oral forward-looking statements made in connection with this Annual Report on Form 1-K that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements, which apply only as of the date of this Annual Report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

The following discussion relates to World Tree USA, LLC's financial condition and results of operations and includes audited financial data through December 31, 2023 and should be read in conjunction with our financial statements and the related notes included in this Annual Report on Form 1-K. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Executive Overview and Outlook

World Tree USA, LLC was organized as a Nevada limited liability company in June 2015. World Tree implements regenerative agroforestry projects; simultaneously reversing climate change and making significant economic impacts for small farmers and investors. We focus on protecting old growth forests and infusing capital, resiliency, and a long-term future to small farmers across North and Central America. To this end, the Company is focused on promoting, planting, and harvesting the Empress Splendor tree through its Eco-Tree Program.

World Tree is built around a dynamic team of accomplished professionals and industry experts able to implement and execute leading edge planting programs at a rapid pace. We utilize the Empress Splendor (*Paulownia*) tree, the fastest growing tree in the world that consumes massive amounts of carbon, contributes significantly to soil health and resiliency, and pairs perfectly with multiple intercropping and silvopasture regimes.

The Company follows a closely defined business strategy to develop and increase global geographic diversification to reduce the Company's exposure to business and other risks.

2024 Eco-Tree Program

To date, the Company has raised a total of $581,504 in its 2024 Eco-Tree Program in exchange for the issuance of: 527,482 Series A ETP 2024 Units.

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2024	Units Issued	527,482	-	-	-	-	527,482
	Capital Raised	$ 581,504	$ -	$ -	$ -	$ -	$ 581,504

2023 Eco-Tree Program

The Company raised a total of $986,615 in its 2023 Eco-Tree Program. In fiscal year 2023, the Company raised $828,616 in gross proceeds in exchange for the issuance of: 181,148 Series A Eco-Tree 2023 Units; 158,532 Series A Eco-Tree 2023 ACT Units; 175,967 Series A Eco-Tree 2023 CAN Units. The remaining $157,999 in gross proceeds was raised in 2024 in exchange for the issuance of: 50,526 Series A Eco-Tree 2023 Units; 2,000 Series A Eco-Tree 2023 CAN Units; and 37,000 Series A ETP 2022 Units. The following table sets forth the details of the capital raised by the Company for the 2023 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2023	Units Issued	181,148	175,967	158,532			515,647
	Capital Raised	$ 282,100	$ 264,250	$ 282,266			$ 828,616
2024	Units Issued	87,526	2,000	-	-	-	89,526
	Capital Raised	$ 154,499	$ 3,500	$ -	$ -	$ -	$ 157,999

2022 Eco-Tree Program

The Company raised a total of $2,730,142 in its 2022 Eco-Tree Program. In fiscal year 2022, the Company raised $1,935,135 in gross proceeds in exchange for the issuance of: 636,602 Series A Eco-Tree 2022 Units; 161,701 Series A Eco-Tree 2021 ACT Units; 104,220 Series A SE 2022 Units; 69,353 Series A Eco-Tree 2022 CAN Units; and 115,825 Series A ETP 2022 Units. The remaining $795,007 in gross proceeds was raised in 2023 in exchange for the issuance of: 315,899 Series A Eco-Tree 2022 Units; 26,018 Series A SE 2022 Units; 2,000 Series A Eco-Tree 2022 CAN Units; and 161,164 Series A ETP 2022 Units. The following table sets forth the details of the capital raised by the Company for the 2022 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2022	Units Issued	752,427	69,353	265,921			1,087,701
	Capital Raised	$ 1,239,326	$ 131,770	$ 522,641			$ 1,893,737
2023	Units Issued	477,064	2,000	26,018	-	-	505,082

Capital Raised	$ 781,053	$ 2,000	$ 55,352	$ -	$ -	$ 838,405

2021 Eco-Tree Program

The Company raised a total of $5,802,539 in its 2021 Eco-Tree Program. In fiscal year 2021, the Company raised $5,282,390 in gross proceeds in exchange for the issuance of: 2,712,560 Series A Eco-Tree 2021 Units; 638,434 Series A Eco-Tree 2021 ACT Units; and 32,940 Series A Eco-Tree 2021 CAN Units. The remaining $520,149 in gross proceeds was raised in January and February 2022 in exchange for the issuance of: 251,705 Series A Eco-Tree 2021 Units; and 29,500 Series A Eco-Tree 2021 CAN Units. The following table sets forth the details of the capital raised by the Company for the 2021 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2021	Units Issued	2,692,560	32,940	638,434	-	20,000	3,383,934
	Capital Raised	$4,162,498	53,198	$1,026,694	$ -	$40,000	$5,282,390
2022	Units Issued	251,705	29,500	-	-	-	281,205
	Capital Raised	$ 469,399	$50,750	-	$ -	$ -	$ 520,149

2020 Eco-Tree Program

The Company raised a total of $5,964,830 in exchange for the issuance of 4,398,472 Series A 2020 Eco-Tree Units, with $4,406,000 being raised in exchange for the issuance of 3,112,085 Series A 2020 Eco-Tree Units in fiscal year 2020 and $1,558,830 being raised in exchange for the issuance of 1,286,387 Series A 2020 Eco-Tree Units in fiscal year 2019. The following table sets forth the details of the capital raised by the Company for the 2020 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2020	Units Issued	26,000	14,000	-	3,072,085	-	3,112,085
	Capital Raised	$ 32,500	$17,500	-	$4,356,000	-	$4,406,000
2019	Units Issued	966,597	-	-	292,340	27,450	1,286,387
	Capital Raised	$1,208,247	-	-	$ 320,020	$30,563	$1,558,830

2018 Eco-Tree Program (formerly called Carbon Offset Program)

The Company raised a total of $1,166,596 in exchange for the issuance of 1,187,152 Series A 2018 COP Units, with $946,412 being raised in exchange for the issuance of 946,856 Series A 2018 COP Units in fiscal year 2019 and $220,184 being raised in exchange for the issuance of 240,296 Series A 2018 COP Units in fiscal year 2018. The following table sets forth the details of the capital raised by the Company for the 2018 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2019	Units Issued	80,000	-	838,888	-	27,968	946,856
	Capital Raised	$80,000	-	$838,444	-	$27,968	$946,412
2018	Units Issued	55,556	-	169,740	-	15,000	240,296
	Capital Raised	$50,000	-	$155,184	-	$15,000	$220,184

Results of Operations

To date, the Company has not had any revenues. The Company expects to harvest its first plantation inside of the Eco-Tree Program in 2026.

The following table shows the results of operations for the year ended 2023 compared to the year ended 2022.

	2023	2022
Revenue:	$ -	$ -
Operating Expenses:		
Professional fees	$ 91,772	$ 77,113
Management fees and operating costs – related party	$ 985,181	$ 3,463,308
Tree Losses	$ 297,448	$ 190,868
Other expenses	$ 1,170	$ 972
Total Operating Expenses	$ 1,375,571	$ 3,732,261
Net loss	$(1,374,380)	$(3,732,261)

Operating Expenses

Operating expenses were $1,375,571 for the year ended December 31, 2023 compared to $3,732,261 for the year ended December 31, 2022. The decrease in operating expenses of $2,356,690 is primarily attributed to a decrease in the number of trees planted and other general and administrative fees. The decrease in operating expense is due to the up-front costs of tree propagation, planting and support for the acres of trees planted.

Liquidity and Capital Resources

The following table summarizes total current assets, liabilities and working capital at December 31, 2023, compared to December 31, 2022:

	December 31, 2023	December 31, 2022	Increase (Decrease)
Current Assets	$ 264,682	$ 20,450	$ 244,232
Current Liabilities	$ 199	$ 500	$ (301)
Working Capital	$ 264,483	$ 19,950	$ 244,533

At December 31, 2023, we had a working capital surplus of $264,483 as compared to working capital of $19,950 at December 31, 2022, an increase of $244,533. The increase in working capital is primarily attributable to more cash and equivalents reported at year end due to higher operating expenses in 2022.

Summary Cash flows for the year ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Net cash used in operating activities	$(1,077,234)	$(1,531,022)
Net cash used in investing activities	$ (240,040)	$(2,354,814)
Net cash provided by financing activities	$ 1,577,868	$ 3,115,946

The Company expects to continue raising proceeds from issuance of future stock offerings to maintain sufficient capital on-hand to fund operations on an ongoing basis. In addition, the Company remains focused on working with institutional investors to raise additional funds.

Cash Flows from Operating Activities

Net cash used in operating activities was ($1,077,234) for the year ended December 31, 2023, compared to net cash used in operating activities of ($1,531,022) for the year ended December 31, 2022. Operating activities are heavily concentrated in the first few years and the expected return on these activities will be realized upon the sale of the lumber produced by the harvest.

Cash Flows from Investing Activities

Net cash used in investing activities was ($240,040) for the year ended December 31, 2023, compared to net cash used in investing activities of ($2,354,814) during the same period in fiscal year 2022. Net cash used in investing activities was primarily comprised of deposits and the purchase of biological assets.

Cash Flows from Financing Activities

For the year ended December 31, 2023, net cash provided by financing activities was $1,577,868 compared to net cash provided by financing activities of $3,115,946 during the same period in fiscal year 2022. The funds provided by financing activities in 2023 was primarily comprised of proceeds of sale of membership units less costs to sell.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Going Concern Consideration

Our independent auditors included an explanatory paragraph in their report on the accompanying financial statements regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that led to this disclosure by our independent auditors.

Critical Accounting Policies and Use of Estimates

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Biological Assets

Biological assets consist of trees managed for future timber sales. Biological assets contain the assumption that the fair value of biological assets can be measured reliably. This assumption can be rebutted at the early stage of an asset's life and when fair value is not reliably determined. The trees have had little biological transformation since the initial costs were incurred and therefore cost approximates fair value. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition. Costs relating to ongoing management of the trees are expensed as farmer support costs as they are incurred.

The trees are recognized as biological assets when they are received by the Company's farmers. As of December 31, 2023 and 2022, 388,046 and 331,175 trees representing a cost of $1,261,468 and $1,277,346, respectively, were reported as biological assets.

As of December 31, 2023, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2020 Offering	2021 Offering	2022 Offering	2023 Offering
Units Issued	200,000	1,187,152	4,398,472	3,665,139	1,592,782	515,647
Noncash units	-	42,968	27,450	-	-	-
Units issued for which trees will be planted	200,000	1,187,152	4,398,472	3,665,139	1,592,782	515,647
Total Trees to be Purchased	14,000	83,101	307,893	257,033	111,495	36,095
Total Trees to be Planted based on 110 trees per 2,000 units	11,000	65,293	241,916	201,583	87,603	28,360
Total Trees for future replacement (30 trees per 2,000 units)	3,000	17,807	65,977	55,450	23,892	7,735
Total Trees Planted	10,866	65,618	287,980	184,904	31,877	-
Total Trees still to be Planted	134	-	-	16,679	55,726	28,361

Provisions and Contingent Liability Provisions

Provisions and contingent liability provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

Deferred Offering Costs

Costs associated with the offering of Units are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, investors are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

Plan of Operations

Over the next 12 months, the Company intends to raise funds via offerings to accredited and non-accredited investors through the issuance of its Series A Units. We anticipate these sales will occur between the date of this Offering Memorandum and February 2025 and will correspond to the 2024 Series A units.

We have begun identifying farmers to plant trees funded by future offerings in the following target regions: United States, Costa Rica, Guatemala and Mexico. Additional marketing to identify famers will occur via social media, traditional media, print, online webinars, farmer referrals and other outreach activities.

Once interest from farmers is received, soil analysis, land check and (where appropriate) onsite visits on proposed planting sites must be conducted before entering into signed agreements with those farmers, followed by training on proper planting and cultivation of the ES Trees.

Following engagements with farmers, we will order tissue cultures and ES Startlings from regional nurseries (orders to be made quarterly on basis of incoming investments), for planting in targeted regions. Trees will be planted within 9 months of receipt of funds (to allow time for propagation, hardening at the nursery, land checks and farmer training). While the exact timing of tree planting will depend on the date capital is received, we anticipate tree planting will begin in May 2025 and all trees will be planted within 18 months of closing our offering.

Ongoing activities include planting-year farm audits to establish planting grids and baseline data; planting-year farm reports for corrections to individual farms; sending replacement trees at +12 months from last planting of trees and +24 months as appropriate (up to 25% of total planted); and annual farm audits/inspections to asset biomass, survival, performance and to take remediation action as necessary.

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $107,000 or less:	The following information or their equivalent line items as reported on the federal income tax return filed by the Issuer for the most recently completed year (if any): • Total income • Taxable income; and • Total tax; Certified by the principal executive officer of the Issuer to reflect accurately the information reported on the Issuer's federal income tax returns; and Financial statements of the Issuer and its predecessors, if any.	Financial statements must be certified by the principal executive officer of the Issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
(b) More than $107,000, but not more than $535,000:	Financial statements of the Issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the Issuer and must include a signed review report. If financial statements of the Issuer are available that have been audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

(c) More than $535,000:	**Financial statements of the Issuer and its predecessors, if any.**	**If the Issuer has previously sold securities in reliance on Regulation Crowdfunding:**
		     Financial statements must be audited by a public accountant that is independent of the Issuer and must include a signed audit report.
		
		If the Issuer has not previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $535,000 but not more than $1,070,000;
		
		     Financial statements must be reviewed by a public accountant that is independent of the Issuer and must include a signed review report.
		
		If financial statements of the Issuer are available that have been audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

WORLD TREE USA LLC
FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Management and Members
of World Tree USA LLC

Opinion

We have audited the accompanying financial statements of World Tree USA LLC (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, members' equity, and cash flows for the years then ended, and the related notes to the financial statements (the "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully explained in Note 2 to the financial statements, the Company has incurred losses since inception, lacks revenues and requires additional capital to fund operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these factors are also described in Note 2. The Company's financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.

Emphasis of Matter

As discussed in Notes 1 and 4 to the financial statements, the Company paid monies to World Tree Technologies, Inc., the Company's manager (the "Manager"), for current and future costs in connection with its management agreement. Certain amounts paid to the Manager were expected to be for future services provided by the Manager, however, these amounts were expensed in the accompanying statement of operations during the years ended December 31, 2023 and 2022. Furthermore, during 2022, the Manager has borrowed monies from the Company in excess of management fees due. As of December 31, 2023 and 2022, these fees have been fully reserved. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibility for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that our audit evidence is sufficient to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain and understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbb*mckennon*
August 27, 2024
San Diego, California

World Tree USA, LLC
Balance Sheets
As of December 31, 2023 and 2022

	As of December 31,	
	2023	**2022**
Assets		
Current assets:		
Cash	$ 264,682	$ 4,088
Receivables:		
Related party receivable, net of reserve for credit losses of $2,004,871 (Note 4)	-	-
Subscriptions and other receivables	-	16,362
Total current assets	264,682	20,450
Other assets:		
Deposit on biological assets - related party - non-current	355,743	397,272
Biological assets	1,261,468	1,277,346
Total assets	$ 1,881,893	$ 1,695,068
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 199	$ 500
Total current liabilities	199	500
Total liabilities	199	500
Members' equity:		
Members' equity	15,584,759	14,023,253
Accumulated deficit	(13,703,065)	(12,328,685)
Total members' equity	1,881,694	1,694,568
Total liabilities and members' equity	$ 1,881,893	$ 1,695,068

The accompanying notes are an integral part of these financial statements.

World Tree USA, LLC
Statements of Operations
For the Years Ended December 31, 2023 and 2022

	2023	2022
Revenue:	$ -	$ -
Operating expenses:		
Professional fees	91,772	77,113
Management fees and operating costs - related party (Note 4)	985,181	3,463,308
Tree losses	297,448	190,868
Other expenses	1,170	972
Total operating expenses	1,375,571	3,732,261
Other Income		
Interest income	1,191	-
Net loss	$ (1,374,380)	$ (3,732,261)
Weighted average membership unit - basic and diluted	11,102,054	9,825,132
Net loss per membership unit - basic and diluted	$ (0.12)	$ (0.38)

The accompanying notes are an integral part of these financial statements.

World Tree USA, LLC
Statement of Members' Equity
For the Years Ended December 31, 2023 and 2022

	Members' Equity					
	Series A Units		Series B Voting Units		Accumulated	
	Shares	Amount	Shares	Amount	Deficit	Total
Balance at December 31, 2021	9,169,558	$11,814,879	10,000	$ 10,000	$ (8,596,424)	$ 3,228,455
Proceeds from sale of membership units, net of offering costs	1,368,907	2,198,374	-	-	-	2,198,374
Net loss	-	-	-	-	(3,732,261)	(3,732,261)
Balance at December 31, 2022	10,538,465	14,013,253	10,000	10,000	(12,328,685)	1,694,568
Proceeds from sale of membership units, net of offering costs	1,020,729	1,561,506	-	-	-	1,561,506
Net loss	-	-	-	-	(1,374,380)	(1,374,380)
Balance at December 31, 2023	11,559,194	$15,574,759	10,000	$ 10,000	$ (13,703,065)	$ 1,881,694

The accompanying notes are an integral part of these financial statements.

F-6

World Tree USA, LLC
Statement of Cash Flow
For the Year Ended December 31, 2023

	2023	2022
Cash flows from operating activities:		
Net loss	$(1,374,380)	$(3,732,261)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Reserve for credit losses	-	2,004,871
Loss of biological assets	297,448	190,868
Changes in operating assets and liabilities:		
Prepaid expenses	-	5,000
Accounts payable	(302)	500
Net cash used in operating activities	(1,077,234)	(1,531,022)
Cash flows from investing activities:		
Loans made to related party	-	(2,004,871)
Deposits and purchases of biological assets paid to related party	(240,040)	(349,943)
Net cash used in investing activities	(240,040)	(2,354,814)
Cash flows from financing activities:		
Proceeds from sale of membership units	1,667,021	2,838,265
Offering costs	(105,515)	(639,891)
Subscriptions receivable	16,362	917,572
Net cash provided by financing activities	1,577,868	3,115,946
Net increase in cash	260,594	(769,890)
Cash as of beginning of the year	4,088	773,978
Cash as of end of the year	$ 264,682	$ 4,088
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Disclosure of non-cash investing and financing:		
Reclass of biological assets from prepaid expenses	-	$ 409,635

The accompanying notes are an integral part of these financial statements.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WORLD TREE USA LLC ("WTUSA" or the "Company") was organized as a limited liability company in the state of Nevada on June 3, 2015. The Company's address is 2447 Pacific Coast Hwy, 2nd Floor, Hermosa Beach, CA 90254.

The purpose of the Company is to:

(i)   participate in collective effort to reduce the carbon footprint of the Investors through conduct of the Eco-Tree Program;

(ii) produce income from the harvesting of Empress Splendor (ES) Trees acquired by the Company;

(iii) monetize carbon offset assets created by the Company;

(iv) make distributions to members upon harvesting ES Trees; and

(v)   engage in such other activities as are reasonably incidental to the foregoing.

Risks and Uncertainties

The Company is in the pre-revenue generation stage. The Company's business and operations are sensitive to general business and economic conditions in the United States, and worldwide, along with governmental policy decisions. As this is a product grown in nature, a host of factors beyond the Company's control could cause fluctuations in these conditions. To mitigate these risks the Company has chosen to plant its ES Trees in different locations in five different countries.

The Company currently is dependent upon its manager, World Tree Technologies, Inc. ("WTT"), for all aspects of the Company's operations. WTT has been in existence in excess of 20 years, primarily focused on growing, cultivating and selling ES startlings, and has limited history, a period of approximately six years, growing to maturity, cultivating and harvesting the ES Trees. WTT contracts directly with farmers to plant and grow the Company's trees, and the Company manages the process from planting through harvest and sale of the lumber. The Company may not be able to plant every ES Startling acquired in the same year the Offering closes, and plantings may be spread out over two or more years. WTT currently has limited arrangements for the harvesting and sale of its trees. Management of WTT has limited experience in negotiating such arrangements, however, they are in the process of expanding the network, including establishing a network of retailers to purchase the ES Trees. To date WTT has generated a limited amount of capital from the sale of ES Trees and/or any other biological asset. Additionally, WTT is dependent upon the Company and the management fees, among others, to fund its operations. During 2023 and 2022, a significant amount of capital was paid to WTT for current and future services. These amounts were either expensed or capitalized during the years ended December 31, 2023 and 2022, as the monies were expended by WTT. Additional monies paid to WTT were treated as loans. Collection on these loans was considered doubtful at December 31, 2022; therefore, the Company fully reserved the loans through a charge to reserve for credit losses. See Note 4 for additional information.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The business of the Company involves a high degree of risk due to the long-term nature of generating revenue from the harvesting of trees which the first harvest isn't anticipated until 2026. The Company has significant commercial and economic interdependence with WTT as discussed in Notes 1, 4 and 6. At present, WTT has limited cash flow generating activities and their operations are currently dependent on the Company's ability to raise capital. These factors raise substantial doubt regarding the Company to continue as a going concern.

Management's Plans
During the year ended December 31, 2023, the Company issued 1,020,729 Series A Units for net proceeds of $1,561,506. The Company paid commissions under broker dealer arrangements totaling $52,907 in connection with the offering. Other offering costs which offset the proceeds of the sale of the Series A units totaled $52,608, resulting in total offering costs of $105,515.

Subsequent to year end, the Company has raised an additional $739,503 in gross proceeds through additional sales of 617,008 Series A Units. 89,526 units were issued subsequent to year end relating to the 2023 Eco-Tree Program. 527,482 units were issued subsequent to year end relating to the 2024 Eco-Tree Program.

The Company plans on initiating a Reg CF offering in the near term.

Management believes that the current capital on hand and its planned offerings may not be sufficient to fund operations through a period of less than one year from the issuance date of these financial statements. There is no assurance that the Company will be able to raise the funds necessary to finance the Company's activities as disclosed in Note 1.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk
We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and consequently have not experienced any losses in our accounts. We believe we are not exposed to any significant credit risk on cash.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Cash Equivalents
Cash and cash equivalents consist of cash equivalents with initial maturities of three months or less.

Fair Value of Financial Instruments
The Company follows FASB ASC 820, Fair Value Measurements and Disclosures ("ASC 820") to measure and disclosure the fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy defined by ASC 820 are described below:

Level 1   Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2   Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3   Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts reported in the Company's financial statements for cash, accounts payable and accrued expenses approximate their fair value because of the immediate or short-term mature of these financial instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-marketing dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

Biological Assets
Biological assets consist of trees managed for future timber sales. Biological assets are carried at cost. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition.

The trees are recognized as biological assets when they are received by the Company's farmers. As of December 31, 2023 and 2022, 388,046 and 331,175 trees representing a cost of $1,261,468 and $1,277,346, respectively, were reported as biological assets.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

The Company determined it was necessary to write-off a large number of trees for the year ended December 31, 2023 totaling $297,448 as compared with tree losses totaling $190,868 for the year ended December 31, 2022.

For every 2,000 Units issued related to the 2016, 2018, 2019/2020, 2021, 2022 and 2023 offerings, the Company will purchase up to 140 trees, which yield a harvest of approximately 110 tree per acre harvested; 30 additional trees per acre are available for replacement within the first two to three years.

As of December 31, 2023, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2020 Offering	2021 Offering	2022 Offering	2023 Offering
Units Issued	200,000	1,187,152	4,398,472	3,665,139	1,592,782	515,647
Noncash units	-	42,968	27,450	-	-	-
Units issued for which trees will be planted	200,000	1,187,152	4,398,472	3,665,139	1,592,782	515,647
Total Trees to be Purchased	14,000	83,101	307,893	257,033	111,495	36,095
Total Trees to be Planted based on 110 trees per 2,000 units	11,000	65,293	241,916	201,583	87,603	28,360
Total Trees for future replacement (30 trees per 2,000 units)	3,000	17,807	65,977	55,450	23,892	7,735
Total Trees Planted	10,866	65,618	287,980	184,904	31,877	-
Total Trees still to be Planted	134	-	-	16,679	55,726	28,361

Deferred Offering Costs
Costs associated with the offering of Units are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes
The Company is taxed as a Partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Series A Unit holders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Net Loss per Unit
Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding Units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average Units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As of December 31, 2023 and 2022, there were no potentially dilutive securities.

Recent Accounting Pronouncements
The Company has reviewed all recent accounting pronouncements issued by the Financial Accounting Standards Board (FASB) and other authoritative bodies and has determined that none of the new pronouncements are applicable to the Company or are expected to have a material impact on the Company's financial statements as of and for the year ended December 31, 2023.

NOTE 4 – RELATED PARTY TRANSACTIONS

Series B Units
As at December 31, 2023 and 2022, WTT, the Manager of WTUSA, holds 10,000 Series B Units of WTUSA.

Management Fees – 2023 Series A Unit Offering
In connection with the 2023 Series A Unit offering fees expected to be payable to WTT consist of the following: 1) $3.45 per tree (biological asset), 2) $0.30 tree order staffing and administration; 3) $4.65 farmer support; 4) $0.45 legal; 5) $0.75 farmer bonus; 6) $0.25 office overhead; 7) $0.65 marketing; 8) $4.10 management fees; 9) $0.35 investor relations; 10) $2.45 brokering lumber; 11) $0.95 carbon credit verification; and 12) $0.65 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Management Fees – 2022 Series A Unit Offering
In connection with the 2022 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $3.45 per tree (biological asset), 2) $0.30 tree order staffing and administration; 3) $0.45 legal; 4) $4.65 farmer support; 5) $0.75 farmer bonus; 6) $0.25 office overhead; 7) $0.65 marketing; 8) $4.10 management fees; 9) $0.35 investor relations; 10) $2.45 brokering lumber; 11) $0.65 for accounting and annual reporting costs; and 12) $0.95 carbon credit verification. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Below is a summary of all payments made to WTT for deposits on biological assets for the years ended December 31, 2023 and 2022, respectively:

Fee Description	Deposit on Biological Assets Balance 12/31/21	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/22	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/23
Deposit on Future Tree Stock	$ 410,359	$ 322,145	$ (370,632)	$ 361,872	$ 220,672	$ (255,025)	$ 327,519
Tree Order Staffing & Administration	26,670	27,797	(30,754)	23,713	19,368	(24,439)	18,642
Shipping & Handling	19,665	-	(7,978)	11,687	-	(2,105)	9,582
Total	456,694	$ 349,942	$ (409,364)	$ 397,272	$ 240,040	$ (281,569)	$ 355,743

In addition to the payments detailed above, the Company made payments to WTT of $1,087,879 and $1,458,437 for the years ended December 31, 2023 and 2022, respectively, for expenses such as farmer support, management fees, lumber brokering, carbon credit verification and professional fees.

Related Party Accounts Payable
From time to time, WTT and/or the Company covers operating costs for either entity. These costs are periodically repaid by either entity. The amounts are due on demand and do not incur interest. As of December 31, 2022, there was a total of $2,004,871 in receivables outstanding from WTT. It is the intention of WTT to repay the receivable in full. However, since WTT is in a pre-revenue state, the likelihood of collectability of the receivable was deemed doubtful and was therefore fully reserved by the Company as a charge to operating expense as of December 31, 2022.

See Notes 1, 3, 5 and 6 for additional related party transactions.

NOTE 5 – MEMBERSHIP UNITS

Series A Units

Rights and Preferences

Series A Members are holders of Series A Units and do not have voting rights. Series A Memberships (and corresponding Series A Units) are issued in sub-series. Each sub-series of Series A Units has rights to a percentage of distributable cash produced by one particular project. Each project shall be funded by only one subseries of Series A Units, and no two sub-series of Series A Units shall have rights relating to the same project. See below for allocation of profits and losses.

2023 Transactions
During the year ended December 31, 2023, the Company issued 1,020,729 Series A Units for net proceeds of $1,561,506. The Company paid commissions under broker dealer arrangements totaling $52,907 in connection with the offering. Other offering costs, which offset the proceeds of the sale of the Series A units totaled $52,608.

2022 Transactions
During the year ended December 31, 2022, the Company issued 1,368,907 Series A Units for gross proceeds of $2,413,885. The Company paid commissions under broker dealer arrangements totaling $67,168 in connection with

the offering. Other offering costs, which offset the proceeds of the sale of the Series A units totaled $148,343, including marketing costs of $95,684 reimbursed to WTT.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Other Provisions

Unless authorized to do so by the Manager, no Member, Unit Holder or group of Members or Unit Holders shall have any power or authority to bind the Company in any way, to pledge the Company's credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

Units have been recognized on the financial statements as equity when subscriptions have been accepted by the Company.

Profits and Losses

WTT enters into contracts with farmers whereby the net profits from the harvesting and sale of the biological assets are split 50/50 between the Company and the farmer. The Company's 50% profit, it any, is then split between the Series A and Series B Unit holders on a 50/50 basis. Class A and Class B Units participate in the losses based upon their pro-rata amounts invested to the total invested until the investment is extinguished. After extinguishment, the losses are then split between the Series A and Series B Unit holders on a 50/50 basis.

Also see Note 6 below.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to year end, the Company has raised an additional $739,503 in gross proceeds through additional sales of 617,008 Series A Units.

In addition, the Company has paid/advanced $1,677,478 to WTT representing current and future management fees.

The Company has analyzed its operations from December 31, 2023 to August 27, 2024 – the date these financial statements were issued – and has determined that it does not have any other material subsequent events to disclose in these financial statements.

30. Neither the Issuer nor any of its predecessors, affiliates, affiliated issuers, directors, general partners, managing members of the Issuer, beneficial owners of 20 percent or greater of the Issuer's equity

securities (calculated on the basis of voting power), any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor prior to May 16, 2016, has:

(1) been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
- (i) in connection with the purchase or sale of any security;
- (ii) involving the making of any false filing with the Commission; or
- (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
- (i) in connection with the purchase or sale of any security;
- (ii) involving the making of any false filing with the Commission; or
- (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- (i) at the time of the filing of this offering statement bars the person from:
  - (A) association with an entity regulated by such commission, authority, agency or officer;
  - (B) engaging in the business of securities, insurance or banking; or
  - (C) engaging in savings association or credit union activities.

- (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

(4) been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
- (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;
- (ii) places limitations on the activities, functions or operations of such person; or
- (iii) bars such person from being associated with any entity or from participating

in the offering of any penny stock.

(5) been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

   (ii) Section 5 of the Securities Act.

(6) been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to Investors hosted on www.invest.worldtree.eco is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report

33. Once posted, the annual report may be found on the issuer's website at: **http://www.worldtree.eco/invest**

The issuer must continue to comply with the ongoing reporting requirements until:

1. **The issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);**
2. **The issuer has filed at least one annual report and has fewer than 300 holders of record;**
3. **The issuer has filed at least three annual reports and has total assets that do not exceed $10 million;**
4. **The issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.**

APPENDICES

Appendix A: Business Description & Plan
Appendix B: Investor Contracts (World Tree; World Tree Early Bird)
Appendix C: Financial Statements
Appendix D: Director & Officer Work History
Appendix E: Supporting Documents (Operating Agreement, Unit Designation, Definitions)